Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279902

Prospectus Supplement No. 17

(To Prospectus dated October 7, 2024)

ALLURION TECHNOLOGIES, INC.

Up to 65,211,325 Shares of Common Stock

This prospectus supplement no. 17 (this “Prospectus Supplement”) amends and supplements the prospectus dated October 7, 2024 (as supplemented or amended from time to time, the “Prospectus”) which forms part of our Registration Statement on Form S-1 (Registration Statement No. 333-279902). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2025 (the “10-Q”). Accordingly, we have attached the 10-Q to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “ALUR” and our public warrants are listed on the NYSE under the symbol “ALUR.WS”. On August 20, 2025, the last quoted sale price for shares of our common stock as reported on the NYSE was $2.13 per share, and the last quoted sale price for our public warrants as reported on the NYSE was $0.0314 per warrant.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 23 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is August 21, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

Commission File Number: 001-41767

Allurion Technologies, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	92-2182207
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Huron Drive Natick, MA	01760
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (508) 647-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ALUR	The New York Stock Exchange
Warrants to purchase 0.056818 shares of Common Stock for $202.50 per share	ALUR WS	The New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of August 8, 2025, the registrant had 7,762,681 shares of common stock, $0.0001 par value per share, outstanding.

EXPLANATORY NOTE

This Quarterly Report on Form 10-Q (“Form 10-Q”) includes a restatement of certain of Allurion Technologies, Inc.’s (the “Company”) previously issued unaudited financial statements for the quarter ended June 30, 2024, which was initially included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2024, as further described below.

The Company previously filed Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 with the SEC on August 19, 2025 (the “Form 10-K/A”) to restate its previously issued audited consolidated financial statements as of and for the fiscal year ended December 31, 2024. The Company also filed Amendment No. 1 to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2025 with the SEC on August 19, 2025 (the “Form 10-Q/A”), to restate its previously issued unaudited consolidated financial statements as of and for the fiscal quarter ended March 31, 2025. Further, the Company is filing amendments to (i) its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as amended (together with the Form 10-K/A, the “Annual Reports”), to restate its previously issued audited consolidated financial statements as of and for the fiscal year ended December 31, 2023 and (ii) its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2024, June 30, 2024, and September 30, 2024 (together with the 10-Q/A, the “Quarterly Reports”) to restate its previously issued unaudited condensed consolidated financial statements for the fiscal quarters ended March 31, 2024, June 30, 2024, and September 30, 2024.

The Company does not intend to amend any other reports previously filed with the SEC. Accordingly, investors and other readers should rely only on the financial information and related disclosures regarding the periods described above (the “Affected Periods”) in this Form 10-Q, such amendments to the Annual Reports and Quarterly Reports described in the preceding paragraph, and in any other future filings with the SEC (as applicable) and should not rely on the prior reports of its independent registered public accounting firm on the consolidated financial statements as of and for the years ended December 31, 2023 and 2024, as applicable, or any previously furnished or filed reports, press releases, investor presentations or similar communications relating to the Affected Periods.

Restatement Background

As described in the Company’s Current Report on Form 8-K filed with the SEC on August 14, 2025, while preparing its unaudited condensed consolidated financial statements for the quarter ended June 30, 2025, the Company identified an error (the “Error”) in the Company’s historical consolidated financial statements as of and for the years ended December 31, 2023 and December 31, 2024, and the quarter and year-to-date periods ended March 31, 2024, June 30, 2024, September 30, 2024, and March 31, 2025 that caused both overstatements and understatements of Other comprehensive income (loss) as reflected in the consolidated statements of comprehensive income (loss), Other income (expense) as reflected in the consolidated statements of operations, Net income (loss) as reflected in the consolidated statements of comprehensive loss and consolidated statements of operations, and Accumulated other comprehensive income (loss) and Accumulated deficit as reflected in the consolidated balance sheets and consolidated statements of stockholders’ deficit. The Company determined that the Error originated from the existing material weakness related to the lack of sufficient levels of staff with public company and technical accounting experience to maintain proper control activities and perform risk assessment and monitoring activities. These adjustments were inadvertently booked in the wrong direction consistently since the fourth quarter of 2023. The Error had no impact to revenue, gross profit, operating expenses, operating profit (loss) or cash and cash equivalents.

Additionally, the Company corrected an item that was previously identified and concluded as an immaterial error to its condensed consolidated financial statements as of and for the quarter ended June 30, 2024. This item primarily relates to Other liabilities and Other income (expense) misclassifications.

As a result, the Company is restating the accompanying condensed consolidated financial statements as of and for the quarter ended June 30, 2024.

Internal Control Considerations

Following the identification of the Error and in connection with the restatement, the Company’s management has re-evaluated the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of June 30, 2025. The Company’s management determined that the Error and the related restatements were the result of the existing material weaknesses in the Company’s internal control over financial reporting. As a result, the Company’s management has concluded that the Company’s disclosure controls and procedures were not effective as of June 30, 2025. See Part I - Item 4. Controls and Procedures, in this Form 10-Q for additional information related to these material weaknesses in internal control over financial reporting and the related remedial measures.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are not purely historical, include, but are not limited to, statements regarding the plans, strategies and prospects, both business and financial, of Allurion Technologies, Inc. (“Allurion”, the “Company”, “we”, “our”, or “us”). Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors. Such risks, uncertainties and other factors could cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes”, “estimates”, “expects”, “projects”, “target”, “goal”, “forecasts”, “may”, “will”, “potential”, “should”, “would”, “could”, “future”, “seeks”, “plans”, “predicts”, “propose”, “scheduled”, “anticipates”, “intends”, or similar expressions. Such statements are based on the beliefs and assumptions of the management of Allurion. Although Allurion believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, Allurion cannot assure you that it will achieve or realize these plans, intentions or expectations.

Forward-looking statements in this Quarterly Report on Form 10-Q include, but are not limited to, statements about the ability of Allurion to:

•

realize the benefits expected from the business combination between Allurion and Compute Health Acquisition Corp. pursuant to that certain Business Combination Agreement, dated as of February 9, 2023, by and among Allurion, Allurion Technologies, LLC, which was previously known as Allurion Technologies Opco, Inc. (formerly Allurion Technologies, Inc.) prior to the consummation of the Business Combination, Compute Health Acquisition Corp., Compute Health Corp., and Compute Health LLC;

•	successfully defend litigation that may be instituted against Allurion;

•	the timing, costs, and effects of our reduction in force and the strategic restructuring plan;

•	manage various conflicts of interest that could arise among us and our affiliates, investors, directors, and officers;

•	successfully deploy our cash and cash equivalents and proceeds from the Chardan Equity Facility (as defined herein);

•	maintain the listing of Allurion securities on the New York Stock Exchange, and the potential liquidity and trading of such securities;

•	acquire sufficient sources of funding if and when needed;

•	attract and retain key employees, officers, and directors;

•	implement and achieve business plans, forecasts, and other expectations, including any financial projections provided to our investors, and identify and realize additional opportunities;

•	manage risks associated with the management team of Allurion having limited experience operating as a public company;

•

commercialize current and future products and services and create sufficient demand among health care providers and patients for such products, including the recent launch of our compounded GLP-1 program and achieving the expected benefits of such program;

•

successfully complete current and future preclinical studies and clinical trials of the swallowable, ProcedurelessTM intragastric balloon for weight loss developed by Allurion (the “Allurion Balloon”) and any other future product candidates;

•	obtain market acceptance of the Allurion Balloon as safe and effective in any market in which it is or becomes approved;

•

cost-effectively sell existing and future products through distribution arrangements with distributors and/or successfully adopt a direct sales force as part of a hybrid sales model that includes both distributors and a direct sales effort;

•	timely collect accounts receivable from our customers;

•

obtain regulatory approval or clearance in the United States and certain other jurisdictions for current and future products and maintain previously obtained approvals and/or clearances in those jurisdictions where products and services are currently offered;

•	accurately forecast customer demand and manufacture sufficient quantities of products that patients and health care providers request;

•

successfully compete in the highly competitive and rapidly changing regulated industries in which we operate, and effectively address changes in such industries, including changes in competitors’ products and services and changes in the laws and regulations that affect us;

•

successfully manage any future international expansion of our business and navigate business, regulatory, political, operational, financial, and economic risks associated with doing business internationally;

•	successfully manage any future growth or contraction in Allurion’s business;

•	contract with third-party suppliers, manufacturers and providers and monitor such third parties’ ability to perform adequately under those arrangements;

•	comply with applicable legal and regulatory obligations;

•	obtain and maintain intellectual property protection for our products and technologies and acquire or license (on commercially reasonable terms) intellectual property from third parties;

•	sell products, and use proprietary technologies, without infringing, misappropriating, or otherwise violating the proprietary rights or intellectual property of third parties;

•	manage the impact of any significant acquisitions, dispositions, and other similar or material transactions;

•

the restatement of our prior financial statements and our ability to implement and maintain effective internal controls over financial reporting, including our ability to remediate the existing material weaknesses in our internal controls; and

•

manage the effects of natural disasters, acts of war or terrorism, the spread and/or abatement of infectious diseases, general economic and political conditions such as recessions, interest rates, fuel prices, trade wars, and currency fluctuations, and other events beyond our reasonable control, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related to such events, on our ability to implement business plans, forecasts, and other expectations.

We have based the forward-looking statements contained in this Quarterly Report on Form 10-Q primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy, and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described under the heading “Risk Factors” in this Quarterly Report on Form 10-Q and in the section entitled “Risk Factors” within our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2025, as amended by Amendment No. 1 to the Annual Report on Form 10-K filed with the SEC on August 19, 2025 (together, the “Annual Report on 10-K”). These risks are not exhaustive. Other sections of this Quarterly Report on Form 10-Q include additional factors that could adversely impact our business and financial performance. Moreover, Allurion operates in very competitive and rapidly changing environments. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Quarterly Report on Form 10-Q.

We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Quarterly Report on Form 10-Q, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

PART I-FINANCIAL INFORMATION

Item 1. Financial Statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	June 30, 2025	December 31, 2024
		(Restated)
Assets
Current assets:
Cash and cash equivalents	$12,722	$15,379
Accounts receivable, net of allowance of doubtful accounts of $6,708 and $6,701, respectively	5,848	7,134
Inventory, net	3,772	3,400
Prepaid expenses and other current assets	1,144	1,243

Total current assets	23,486	27,156
Property and equipment, net	1,969	2,469
Right-of-use asset	1,717	2,079
Other long-term assets	997	1,109

Total assets	$28,169	$32,813

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$3,827	$6,572
Current portion of lease liabilities	597	869
Accrued expenses and other current liabilities	7,192	11,422

Total current liabilities	11,616	18,863
Warrant liabilities	7,200	4,567
Revenue Interest Financing liability	42,400	49,200
Earn-out liabilities	75	1,090
Convertible notes payable	28,770	35,710
Lease liabilities, net of current portion	1,158	1,344
Other liabilities	926	17

Total liabilities	92,145	110,791

Commitments and Contingencies (Note 17)
Stockholders’ deficit:
Preferred stock, $0.0001 par value - 100,000,000 shares authorized as of June 30, 2025; and no shares issued and outstanding as of June 30, 2025 and December 31, 2024	—	—
Common stock, $0.0001 par value - 1,000,000,000 shares authorized as of June 30, 2025; and 7,750,293 and 2,710,607 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	5	3
Additional paid-in capital	162,792	152,596
Accumulated other comprehensive (loss) income	6,270	(8,370)
Accumulated deficit	(233,043)	(222,207)

Total stockholders’ deficit	(63,976)	(77,978)

Total liabilities and stockholders’ deficit	$28,169	$32,813

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
		(Restated)		(Restated)
Revenue	$3,379	$11,766	$8,959	$21,152
Cost of revenue	882	2,773	2,301	5,293

Gross profit	2,497	8,993	6,658	15,859

Operating expenses:
Sales and marketing	2,412	6,718	6,033	12,863
Research and development	1,800	4,310	4,424	10,035
General and administrative	5,237	7,311	10,435	13,697

Total operating expenses:	9,449	18,339	20,892	36,595

Loss from operations	(6,952)	(9,346)	(14,234)	(20,736)

Other income (expense):
Interest expense	—	(339)	—	(2,270)
Changes in fair value of warrants	2,064	1,376	7,733	4,507
Changes in fair value of debt	(4,530)	8,070	(1,200)	8,070
Changes in fair value of Revenue Interest Financing and PIPE Conversion Option	60	(5,994)	(3,760)	(8,094)
Changes in fair value of earn-out liabilities	105	5,690	1,015	19,880
Loss on extinguishment of debt	(660)	(8,713)	(660)	(8,713)
Other income (expense), net	621	999	408	1,171

Total other income (expense):	(2,340)	1,089	3,536	14,551

Loss before income taxes	(9,292)	(8,257)	(10,698)	(6,185)
Provision for income taxes	(43)	(65)	(138)	(141)

Net loss	$(9,335)	$(8,322)	$(10,836)	$(6,326)

Net loss per share
Basic and diluted	$(1.28)	$(4.34)	$(1.79)	$(3.30)
Weighted-average shares outstanding
Basic and diluted	7,300,479	1,917,872	6,046,477	1,914,527

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
		(Restated)		(Restated)
Net loss	$(9,335)	$(8,322)	$(10,836)	$(6,326)
Other comprehensive income:
Change in fair value of Revenue Interest Financing due to change in credit risk	5,990	3,000	9,010	5,200
Change in fair value of RTW Convertible Notes due to change in credit risk	4,210	80	5,630	80

Comprehensive income (loss)	$865	$(5,242)	$3,804	$(1,046)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(dollars in thousands)

	Common Stock		Additional Paid- in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Stockholders’ Deficit
	Shares	Amount
Balance as of January 1, 2024 (Restated)	1,907,529	$2	$143,010	$700	$(215,009)	$(71,297)
Exercise of stock options	186	—	9	—	—	9
Issuance of common stock for the exercise of Public Warrants	6	—	—	—	—	—
Issuance of common stock from equity line financing (Note 13)	5,730	—	378	—	—	378
Issuance of common stock in connection with vesting of RSU awards	2,505	—	—	—	—	—
Stock-based compensation expense	—	—	552	—	—	552
Other comprehensive loss (Restated)	—	—	—	2,200		2,200
Net income (Restated)	—	—	—	—	1,996	1,996

Balance as of March 31, 2024 (Restated)	1,915,956	2	143,949	2,900	(213,013)	(66,162)

Exercise of stock options	460	—	16	—	—	16
Issuance of common stock in connection with vesting of RSU awards	2,505	—	—	—	—	—
Issuance of common stock for the exercise of Public Warrants	6		1	—	—	1
Stock-based compensation expense	—	—	805	—	—	805
Other comprehensive loss (Restated)	—	—	—	3,080	—	3,080
Net loss (Restated)		—	—	—	(8,322)	(8,322)

Balance as of June 30, 2024 (Restated)	1,918,927	$2	$144,771	$5,980	$(221,335)	$(70,582)

Balance as of January 1, 2025 (Restated)	2,710,607	$3	$152,596	$(8,370)	$(222,207)	$(77,978)
Exercise of stock options	—	—	—	—	—	—
Issuance of common stock in connection with vesting of RSU awards	3,505	—	—	—	—	—
Issuance of common stock in connection with RTW Private Placement, net of issuance costs	841,751	—	2,500	—	—	2,500
Issuance of common stock in connection with January Public Offering, net of issuance costs	1,240,000	1	1,262	—	—	1,263
Issuance of common stock in connection with February Public Offering and Leavitt Private Placement, net of issuance costs	1,167,686	1	588	—	—	589
Stock-based compensation expense	—	—	897	—	—	897
Other comprehensive loss (Restated)	—	—	—	4,440	—	4,440
Net loss (Restated)	—	—	—	—	(1,501)	(1,501)

Balance as of March 31, 2025 (Restated)	5,963,549	5	157,843	(3,930)	(223,708)	(69,790)

Exercise of stock options		—		—	—	—
Issuance of common stock in connection with vesting of RSU awards	2,505	—	—	—	—	—
Issuance of common stock from equity line financing (Note 13)	291,700	—	763	—	—	763
Issuance of common stock from conversion of RTW Convertible Notes	1,492,539	—	3,170	—	—	3,170
Stock-based compensation expense	—	—	1,016	—	—	1,016
Other comprehensive loss	—	—	—	10,200	—	10,200
Net loss	—	—	—	—	(9,335)	(9,335)

Balance as of June 30, 2025	7,750,293	$5	$162,792	$6,270	$(233,043)	$(63,976)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Six Months Ended June 30,
	2025	2024
		(Restated)
Operating Activities:
Net loss	$(10,836)	$(6,326)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Non-cash lease expense	439	362
Depreciation and amortization	550	564
Stock-based compensation	1,913	1,357
Provision for uncollectible accounts	843	—
Provision for inventory	444	369
Change in fair value of warrant liabilities	(7,733)	(4,507)
Change in fair value of derivative liabilities	—	(1,895)
Change in fair value of Revenue Interest Financing and PIPE Conversion Option	3,760	8,094
Change in fair value of earn-out liabilities	(1,015)	(19,880)
Interest paid on debt recorded at fair value	(1,550)	(1,054)
Change in fair value of debt	1,200	(8,070)
Change in fair value of Share Obligation	910	—
Debt issuance costs associated with debt recorded at fair value	—	1,357
Non-cash interest expense	—	1,464
Issuance costs associated with warrants recorded at fair value	1,137	—
Loss on debt extinguishment	660	8,713
Other non-cash items, net	(851)	373
Changes in operating assets and liabilities:
Accounts receivable	1,366	4,412
Inventory	(817)	1,014
Prepaid expenses, other current and long-term assets	157	718
Lease liabilities	(536)	(411)
Accounts payable	(2,893)	(2,504)
Accrued expenses and other current liabilities	(4,230)	(1,713)

Net cash used in operating activities	$(17,082)	$(17,563)
Investing Activities:
Purchases of property and equipment	—	(539)

Net cash used in investing activities	$—	$(539)
Financing Activities:
Proceeds from issuance of convertible notes	—	48,000
Proceeds from option and warrant exercises	—	26
Proceeds from equity line financing	763	378
Proceeds from Public Offering, net of issuance costs	13,665	—
Payment of debt issuance costs	—	(1,357)
Repayment of Fortress term loan	—	(47,720)

Net cash provided by (used in) financing activities	$14,428	$(673)
Net decrease in cash and cash equivalents and restricted cash	(2,654)	(18,775)
Cash and cash equivalents and restricted cash at beginning of period	15,718	38,421

Cash and cash equivalents and restricted cash at end of period	$13,064	$19,646
Supplemental disclosure of cash flow information
Cash paid for interest	$—	$2,672
Supplemental cash flow information on non-cash investing and financing activities
Purchase of property and equipment included in accounts payable	$—	$31
Transaction costs in accounts payable and accrued expenses	87	—
Deferred financing costs in accounts payable and accrued expenses	—	1,207
Change in fair value of RTW Convertible Notes through OCI	5,630	80
Change in fair value of Revenue Interest Financing through OCI	9,010	5,200
Common stock issued for conversion of convertible notes	3,170	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ALLURION TECHNOLOGIES, INC. AND SUBSIDIARIES

A reconciliation of the amounts of cash and cash equivalents and restricted cash in the consolidated balance sheets to the amount in the consolidated statements of cash flows is as follows (in thousands):

	June 30, 2025	December 31, 2024
Cash and cash equivalents	$12,722	$15,379
Restricted cash included in other long-term assets	342	339

Cash and cash equivalents and restricted cash shown in the statement of cash flows	$13,064	$15,718

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1.	Organization and Basis of Presentation

Organization

Allurion Technologies, Inc. (“Allurion” or the “Company”) is a vertically integrated medical device company that is developing, manufacturing, and commercializing innovative weight loss experiences centered around its Allurion™ Balloon. The Allurion Balloon is the world’s first and only swallowable, procedureless™ intragastric balloon for weight loss that does not require surgery, endoscopy, or anesthesia for placement. Allurion sells the Allurion Balloon and connected scale through distributors or directly to health care providers.

The Company also offers tiered access to artificial intelligence (“AI”)-powered remote patient monitoring tools, a mobile app for patients and a clinic dashboard for providers, referred to as the Allurion Virtual Care Suite (“VCS”) and, collectively with the Allurion Balloon, referred to as the “Allurion Program.” The base tier of the VCS is free of charge to those purchasing the Allurion Balloon, as well as customers looking for a weight-loss management platform for patients utilizing other weight loss treatments, including anti-obesity medications and bariatric surgery. More full-scale versions of the VCS are available to health care providers on an upgrade basis. Allurion currently markets the Allurion Program in over 50 countries, and the Company operates subsidiaries in the United States, France, the United Arab Emirates, the United Kingdom, Italy, Spain, Australia and Mexico.

Business Combination Agreement

On February 9, 2023, Allurion Technologies Opco, Inc. (formerly Allurion Technologies, Inc., “Legacy Allurion”) and Allurion Technologies, Inc. (formerly Allurion Technologies Holdings, Inc.) entered into the Business Combination Agreement (as subsequently amended on May 2, 2023, the “Business Combination Agreement”) with Compute Health Acquisition Corp. (“CPUH” or “Compute Health”), Compute Health Corp. (“Merger Sub I”) and Compute Health LLC (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”). Pursuant to the Business Combination Agreement, on August 1, 2023 (the “Closing Date”), the Mergers (as defined below) were consummated in three steps: (a) Compute Health merged with and into Allurion (the “CPUH Merger”), with Allurion surviving the CPUH Merger as a publicly listed entity (the time at which the CPUH Merger became effective, the “CPUH Merger Effective Time”) and becoming the sole owner of the Merger Subs; (b) three hours following the consummation of the CPUH Merger, Merger Sub I merged with and into Legacy Allurion (the “Intermediate Merger” and the time at which the Intermediate Merger became effective, the “Intermediate Merger Effective Time”), with Legacy Allurion surviving the Intermediate Merger and becoming a direct, wholly-owned subsidiary of Allurion; and (c) thereafter, Legacy Allurion merged with and into Merger Sub II (the “Final Merger” and, collectively with the CPUH Merger and the Intermediate Merger, the “Mergers”, and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with Merger Sub II surviving the Final Merger and remaining a direct, wholly-owned subsidiary of Allurion. Allurion shares began trading on the New York Stock Exchange (“NYSE”) under the ticker symbol “ALUR” on August 2, 2023. Upon completion of the Business Combination, Legacy Allurion’s business operations continued as our business operations.

The Business Combination was accounted for as a reverse capitalization in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Under this method of accounting, Compute Health was treated as the “acquired” company for financial reporting purposes and Legacy Allurion was the accounting “acquirer”. Accordingly, the Business Combination was treated as the equivalent of Legacy Allurion issuing stock for the net assets of Compute Health, accompanied by a recapitalization. As a result of the reverse recapitalization, the assets and liabilities of the Company are presented at their historical carrying values, and the assets and liabilities of Compute Health are recognized on the acquisition date and measured on the basis of the net proceeds from the capital transaction, with no goodwill or other intangible assets recorded. This determination is primarily based on the fact that, immediately following the Business Combination, Legacy Allurion stockholders had a majority of the voting power of Allurion, Legacy Allurion controlled the majority of the board seats of Allurion, and Legacy Allurion senior management comprised all of the senior management of Allurion. The equity structure has been restated in all comparative periods up to the Closing Date to reflect the number of shares of the Company’s common stock, $0.0001 par value per share (“Common Stock,” “Allurion Common Stock” or the “Company’s Common Stock”), issued to Legacy Allurion stockholders in connection with the Business Combination. As such, the shares and corresponding capital amounts and earnings per share related to Legacy Allurion’s convertible preferred stock and Legacy Allurion common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio of approximately 0.9780 (the “Exchange Ratio”) established in the Business Combination. The Exchange Ratio established in the Business Combination is prior to the Reverse Stock Split (as defined below) and did not change as a result of the Reverse Stock Split. As a result of this retrospective application, certain prior period balances within the condensed consolidated financial statements have changed. Refer to Note 4, Business Combination for further discussion regarding the closing of the Business Combination with Compute Health.

Unless otherwise indicated, references in this Quarterly Report on Form 10-Q to the “Company”, “our”, and “Allurion” refer to the condensed consolidated operations of Allurion Technologies, Inc. and its subsidiaries after giving effect to the Business Combination. References to CPUH and Compute Health refer to Compute Health Acquisition Corp. and its subsidiaries prior to the consummation of the Business Combination and references to “Legacy Allurion” refer to Allurion Technologies, Inc. prior to the consummation of the Business Combination.

Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Any reference in these notes to the applicable accounting guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”), and Accounting Standards Update (“ASU”), of the Financial Accounting Standards Board (“FASB”). They should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2024 included in the Company’s Annual Report on Form 10-K filed with the SEC on March 27, 2025, as amended by Amendment No. 1 to the Annual Report on Form 10-K filed with the SEC on August 19, 2025 (together the “Annual Report on Form 10-K”). The financial statements as of June 30, 2025 and for the three and six months ended June 30, 2025 and 2024 presented in this report are unaudited; however, in the opinion of management such financial statements reflect all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the periods presented are not necessarily indicative of the results that might be expected for future interim periods or for the full year.

Our foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency for all of our foreign subsidiaries is the United States dollar except Allurion Australia Pty Ltd., which uses the Australian dollar. When remeasuring from a local currency to the functional currency, assets and liabilities are remeasured into U.S. dollars at exchange rates in effect at the balance sheet dates and results of operations transacted in local currency are remeasured into U.S. dollars using average exchange rates for the period presented. Gain (losses) from remeasurement of $1.0 million and ($0.4) million for the six months ended June 30, 2025 and 2024, respectively, and gain (losses) from remeasurement of $0.7 million and ($0.1) million for the three months ended June 30, 2025 and 2024, respectively, are recorded in the statements of operations within Other income (expense), net. The Company translates the foreign functional currency financial statements to U.S. dollars for Allurion Australia Pty Ltd. using the exchange rates at the balance sheet date for assets and liabilities, the period average exchange rates for revenues and expenses, and the historical exchange rates for equity transactions. The effects of foreign currency translation adjustments were immaterial for the three and six months ended June 30, 2025 and 2024.

Reverse Stock Split

On December 23, 2024, following the Annual Meeting, the Board approved a reverse stock split of the Common Stock at a ratio of 1-for-25 (the “Reverse Stock Split”). Effective as of 12:01 a.m. Eastern Time on January 3, 2025, the Company filed an amendment to its Charter to effectuate the Reverse Stock Split.

As a result of the Reverse Stock Split, every 25 shares of the Company’s Common Stock issued or outstanding were automatically reclassified into one validly issued, fully-paid and non-assessable new share of Common Stock, subject to the treatment of fractional shares as described below, without any action on the part of the holders. Trading of the Common Stock on the NYSE commenced on a split-adjusted basis at market open on January 3, 2025 under the existing trading symbol “ALUR.”

No fractional shares were issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive fractional shares as a result of the Reverse Stock Split were automatically entitled to receive an additional fraction of a share of Common Stock to round up to the next whole share.

Proportional adjustments were also made to the number of shares of Common Stock awarded and available for issuance under the Company’s equity incentive plans, as well as the exercise price and the number of shares issuable upon the exercise or conversion of the Company’s outstanding stock options, restricted stock units and other equity securities under the Company’s equity incentive plans. Additionally, all outstanding convertible notes were adjusted in accordance with their terms, which resulted, among other changes to the convertible note terms, in proportionate adjustments being made to the number of shares issuable upon exercise of such convertible notes and to the exercise and redemption prices of such convertible notes. All outstanding warrants were also adjusted in accordance with their terms, which resulted, among other changes to the warrant terms, in proportionate adjustments being made to the number of shares issuable upon exercise of such warrants and to the exercise and redemption prices of such warrants. Specifically, following the effectiveness of the Reverse Stock Split, every 25 shares of Common Stock that may be purchased pursuant to the exercise of public warrants will represent one share of Common Stock that may be purchased pursuant to such warrants. Accordingly, for the Company’s warrants trading under the symbol “ALUR WS” on the NYSE, each whole public warrant following the Reverse Stock Split is exercisable for 0.056818 shares of Common Stock at an exercise price of $202.50 per share, which is based on each public warrant being exercisable for 1.420455 shares of Common Stock before the Reverse Stock Split, adjusted for the 25:1 reverse stock split ratio.

Unless otherwise indicated, all authorized, issued, and outstanding shares and per share amounts contained in the accompanying condensed consolidated financial statements have been adjusted to reflect the 1-for-25 Reverse Stock Split for all periods presented. As a result, net income per share was also retrospectively adjusted for periods ended prior to the Reverse Stock Split.

Going Concern

The Company has evaluated whether there are certain events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the interim condensed consolidated financial statements included in this Quarterly Report on Form 10-Q are issued.

The Company has incurred recurring losses since inception, anticipates net losses and negative operating cash flows for the near future, and may be unable to remain in compliance with certain financial covenants required under its credit facilities. Through June 30, 2025, the Company has funded its operations primarily with proceeds from the sale of its Common Stock and convertible preferred stock, issuance of convertible notes, issuance of term loans, and funds received upon consummation of the Business Combination. The Company has incurred recurring losses and cash outflows from operating activities since its inception, including losses from operations of $14.2 million and $20.7 million and cash outflows from operating activities of $17.1 million and $17.6 million for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025, the Company had an accumulated deficit of $233.0 million. The Company expects to continue to generate operating losses for the foreseeable future.

Until such time as we can generate sufficient revenue to fund operations, we expect to use proceeds from the issuance of equity, debt financings, or other capital transactions to fund our operations and satisfy our liquidity requirements, but the amount and timing of such financings are uncertain. Based on the Company’s recurring losses from operations incurred since inception, its expectation of continuing operating losses for the foreseeable future, the need to raise additional capital to finance its future operations, and the potential of being unable to remain in compliance with certain financial covenants under its credit facilities, the Company has concluded that there is substantial doubt about its ability to continue as a going concern for a period of one year from the date that these condensed consolidated financial statements are issued. The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.

2.	Restatement of Previously Issued Financial Statements

While preparing its unaudited condensed consolidated financial statements for the quarter ended June 30, 2025, the Company identified an error (the “Error”) in the Company’s historical consolidated financial statements as of and for the years ended December 31, 2023 and December 31, 2024, and the quarter and year-to-date periods ended March 31, 2024, June 30, 2024, September 30, 2024, and March 31, 2025, that caused both overstatements and understatements of Other comprehensive income (loss) as reflected in the consolidated statements of comprehensive income (loss), Other income (expense) as reflected in the consolidated statements of operations, Net income (loss) as reflected in the consolidated statements of comprehensive loss and consolidated statements of operations, and Accumulated other comprehensive income (loss) and Accumulated deficit as reflected in the consolidated balance sheets and consolidated statements of stockholders’ deficit. The Company determined that the Error originated from the existing material weakness related to the lack of sufficient levels of staff with public company and technical accounting experience to maintain proper control activities and perform risk assessment and monitoring activities. These adjustments were inadvertently booked in the wrong direction consistently since the fourth quarter of 2023. The Error had no impact to revenue, gross profit, operating expenses, operating loss, or cash and cash equivalents.

Additionally, the Company corrected an item that was previously identified and concluded as an immaterial error to its condensed consolidated financial statements as of and for the six months ended June 30, 2024. This item primarily relates to Other liabilities and Other Income (Expense) misclassifications.

As a result, the Company is restating the accompanying condensed consolidated financial statements as of and for the quarter ended June 30, 2024.

The effects of the restatements on the condensed consolidated financial statements for the three and six months ended June 30, 2024, are as follows:

Restated Condensed Consolidated Statement of Operations

(dollars in thousands)

	Three months ended June 30, 2024			Six months ended June 30, 2024
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Revenue	$11,766	$—	$11,766	$21,152	$—	$21,152
Cost of revenue	2,773	—	2,773	5,293	—	5,293

Gross profit	8,993	—	8,993	15,859	—	15,859

Operating expenses:
Sales and marketing	6,718	—	6,718	12,863	—	12,863
Research and development	4,310	—	4,310	10,035	—	10,035
General and administrative	7,311	—	7,311	13,697	—	13,697

Total operating expenses:	18,339	—	18,339	36,595	—	36,595

Loss from operations	(9,346)	—	(9,346)	(20,736)	—	(20,736)

Other income (expense):
Interest expense	(339)	—	(339)	(2,270)	—	(2,270)
Changes in fair value of warrants	1,376	—	1,376	4,507	—	4,507
Changes in fair value of debt	8,230	(160)	8,070	8,230	(160)	8,070
Changes in fair value of Revenue Interest Financing and PIPE Conversion Option	6	(6,000)	(5,994)	1,496	(9,590)	(8,094)
Changes in fair value of earn-out liabilities	5,690	—	5,690	19,880	—	19,880
Loss on extinguishment of debt	(8,713)	—	(8,713)	(8,713)	—	(8,713)
Other income (expense), net	999	—	999	1,171	—	1,171

Total other income (expense):	7,249	(6,160)	1,089	24,301	(9,750)	14,551

Income (loss) before income taxes	(2,097)	(6,160)	(8,257)	3,565	(9,750)	(6,185)
Provision for income taxes	(65)	—	(65)	(141)	—	(141)

Net income (loss)	$(2,162)	$(6,160)	$(8,322)	$3,424	$(9,750)	$(6,326)

Net income (loss) per share
Basic	$(1.13)	$(3.21)	$(4.34)	$1.79	$(5.09)	$(3.30)
Diluted	$(1.13)	$(3.21)	$(4.34)	$1.67	$(4.97)	$(3.30)
Weighted-average shares outstanding
Basic	1,917,872	—	1,917,872	1,914,527	—	1,914,527
Diluted	1,917,872	—	1,917,872	1,959,881	(45,354)	1,914,527

Restated Condensed Consolidated Statement of Comprehensive Loss

(dollars in thousands)

	Three months ended June 30, 2024			Six months ended June 30, 2024
	As Reported	Adjustment	As Restated	As Reported	Adjustment	As Restated
Net income (loss)	$(2,162)	$(6,160)	$(8,322)	$3,424	$(9,750)	$(6,326)
Other comprehensive loss:
Change in fair value of Revenue Interest Financing due to change in credit risk	(3,000)	6,000	$3,000	(5,200)	10,400	5,200
Change in fair value of RTW Convertible Notes due to change in credit risk	(80)	160	$80	(80)	160	80

Comprehensive Income (loss)	$(5,242)	$—	$(5,242)	$(1,856)	$810	$(1,046)

Restated Condensed Consolidated Statement of Cash Flows

(dollars in thousands)

	Six Months Ended June 30, 2024
	Originally Reported	Adjustment	As Restated
Operating Activities:
Net income (loss)	$3,424	$(9,750)	$(6,326)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Non-cash lease expense	362	—	362
Depreciation and amortization	564	—	564
Stock-based compensation	1,357	—	1,357
Unrealized exchange (gain) or loss	373	—	373
Provision for inventory	369	—	369
Change in fair value of warrant liabilities	(4,507)	—	(4,507)
Change in fair value of derivative liabilities	(1,895)	—	(1,895)
Change in fair value of Revenue Interest Financing and PIPE Conversion Option	(1,496)	9,590	8,094
Change in fair value of earn-out liabilities	(19,880)	—	(19,880)
Interest paid on debt recorded at fair value	(1,054)	—	(1,054)
Change in fair value of debt	(8,230)	160	(8,070)
Debt issuance costs associated with debt recorded at fair value	1,357	—	1,357
Non-cash interest expense	1,464	—	1,464
Loss on term loan extinguishment	8,713	—	8,713
Changes in operating assets and liabilities:		—
Accounts receivable	4,412	—	4,412
Inventory	1,014	—	1,014
Prepaid expenses, other current and long-term assets	718	—	718
Lease liabilities	(411)	—	(411)
Accounts payable	(2,504)	—	(2,504)
Accrued expenses and other current liabilities	(1,713)	—	(1,713)

Net cash used in operating activities	$(17,563)	$—	$(17,563)
Investing Activities:
Purchases of property and equipment	(539)	—	(539)

Net cash used in investing activities	$(539)	$—	$(539)
Financing Activities:
Proceeds from issuance of convertible notes	48,000	—	48,000
Proceeds from option and warrant exercises	26	—	26
Proceeds from equity line financing	378	—	378
Repayment of convertible notes	—	—	—
Payment of deferred financing costs	—	—	—
Payment of debt issuance costs	(1,357)	—	(1,357)
Repayment of Fortress term loan	(47,720)	—	(47,720)

Net cash provided by (used in) financing activities	$(673)	$—	$(673)
Net decrease in cash and cash equivalents and restricted cash	(18,775)	—	(18,775)
Cash and cash equivalents and restricted cash at beginning of period	38,421	—	38,421

Cash and cash equivalents and restricted cash at end of period	$19,646	$—	$19,646
Supplemental disclosure of cash flow information
Cash paid for interest	$2,672	$—	$2,672
Supplemental cash flow information on non-cash investing and financing activities			0
Purchase of property and equipment included in accounts payable	$31	$—	$31
Deferred financing costs in accounts payable and accrued expenses	1,207	—	1,207
Change in fair value of RTW Convertible Notes through OCI	—	80	80
Change in fair value of Revenue Interest Financing through OCI	(5,280)	10,480	5,200

3.	Summary of Significant Accounting Policies

There have been no significant changes to the significant accounting policies disclosed in Note 3 of the “Notes to Consolidated Financial Statements” to the consolidated audited financial statements as of and for the year ended December 31, 2024 included in our Annual Report on Form 10-K.

Use of Estimates

The preparation of these condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Management considers many factors in selecting appropriate financial accounting policies and controls in developing the estimates and assumptions that are used in the preparation of these condensed consolidated financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Actual results could differ from those estimates.

Risk of Concentration of Credit, Significant Customers and Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable, net. The Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company maintains its cash, cash equivalents and restricted cash with financial institutions that management believes to be of high credit quality. The Company has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Significant customers are those that represent more than 10% of the Company’s total revenue for the three and six months ended June 30, 2025 and 2024 or accounts receivable, net balance as of June 30, 2025 and December 31, 2024. The following table presents customers that represent 10% or more of the Company’s total revenue and accounts receivable, net:

	Revenue		Revenue		Accounts Receivable
	Three Months Ended June 30,		Six Months Ended June 30,		June 30,	December 31,
	2025	2024	2025	2024	2025	2024
Customer A	N/A	N/A	N/A	N/A	13%	N/A
Customer B	N/A	N/A	N/A	N/A	11%	N/A
Customer C	N/A	N/A	N/A	N/A	N/A	14%

The Company relies on third parties for the supply of parts and components for its products as well as third-party logistics providers. In instances where these parties fail to perform their obligations, the Company may be unable to find alternative suppliers of parts and components to satisfactorily deliver its products to its customers on time, if at all, which could have a material adverse effect on the Company’s operating results, financial condition and cash flows and damage its customer relationships.

Recently Adopted Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options and Derivatives and Hedging-Contracts in Entity’s Own Equity, which simplifies the accounting for convertible instruments. The guidance removes certain accounting models which separate the embedded conversion features from the host contract for convertible instruments. The Company adopted ASU 2020-06 effective January 1, 2024 under the modified retrospective method of transition approach. The adoption of ASU 2020-06 did not have an impact on the Company’s condensed consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires disclosure of incremental segment information on an interim and annual basis. The Company adopted ASU 2023-07 effective January 1, 2024 under the retrospective method. We have disclosed significant segment expenses, other segment items, and our measure of segment profit or loss in Note 18, Segment Information.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. This ASU is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Company’s condensed consolidated financial statements and related disclosures.

4.	Business Combination

As discussed in Note 1, Organization and Basis of Presentation, on August 1, 2023 the Company consummated the Business Combination with Compute Health pursuant to the Business Combination Agreement. The Business Combination was accounted for as a reverse capitalization in accordance with U.S. GAAP. Under this method of accounting, Compute Health, which was the legal acquirer, was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of Allurion issuing stock for the net assets of Compute Health, accompanied by a recapitalization.

Upon the closing of the Business Combination, (a) holders of Legacy Allurion common stock received shares of Allurion Common Stock in an amount determined by application of the Exchange Ratio of approximately 0.9780 (the Exchange Ratio established in the Business Combination is prior to the Reverse Stock Split and did not change as a result of the Reverse Stock Split), (b) each then-outstanding share of Legacy Allurion preferred stock was converted into the right to receive shares of Allurion Common Stock equal to the number of shares of Legacy Allurion common stock that would be issued upon conversion of such outstanding share of Legacy Allurion preferred stock based on the applicable conversion ratio multiplied by the Exchange Ratio, (c) each then-outstanding and unexercised Legacy Allurion option was converted into a new Allurion option on the same terms and conditions as were applicable to such Legacy Allurion option based on the Exchange Ratio, (d) each then-outstanding Legacy Allurion warrant was converted into a new Allurion warrant based on the Exchange Ratio (“Rollover Warrant”), (e) each then-outstanding Legacy Allurion restricted stock unit was converted into a rollover restricted stock unit based on the Exchange Ratio, and (f) certain amounts of loans made by Compute Health Sponsor LLC (the “Sponsor”) to CPUH, which balance was $3.7 million at the time of the Business Combination, were converted into 21,023 shares of Allurion Common Stock (as adjusted for the Reverse Stock Split). For periods prior to the Business Combination, the reported share and per share amounts have been retroactively converted by applying the Exchange Ratio. The consolidated assets, liabilities, and results of operations prior to the Business Combination are those of Legacy Allurion.

Further, upon the closing of the Business Combination, each then-outstanding share of Compute Health Class A common stock was canceled and extinguished and was converted into the right to receive 1.420455 shares of Allurion Common Stock. Additionally, the Company assumed 13,206,922 outstanding public warrants to purchase an aggregate 750,394 shares of Allurion Common Stock at $202.50 per share.

In connection with the Business Combination, the Company incurred approximately $22.7 million of transaction costs, consisting of legal and other professional fees, of which $15.2 million was recorded to additional paid-in capital as a reduction of proceeds, $2.5 million was recorded as debt issuance costs in connection with the Fortress Term Loan (as defined below), and $5.0 million was recorded as an expense in general and administrative expenses on the condensed consolidated statement of operations and comprehensive loss. Of the $5.0 million recorded as general and administrative expenses, $3.6 million relates to a one-time insurance payment related to any potential matters that might arise from the period prior to the Business Combination, and as such is not capitalized as an asset. An additional $1.2 million relates to direct costs and fees incurred as part of the Revenue Interest Financing (as defined below) with RTW Investments, LP (together with its affiliates, “RTW”).

The following table reconciles the elements of the Business Combination to the condensed consolidated statement of cash flows and the condensed consolidated statement of changes in equity:

December 31, 2023
Cash - CPUH trust (net of redemptions)	$38,395
Cash - PIPE Investors	37,922

Gross Proceeds	76,317
Less: transaction costs paid	(14,665)

Net proceeds from the Business Combination	61,652
Less: warrant liabilities assumed	(13,762)
Less: repayment of note assumed in the Business Combination	(2,500)
Less: accrued transaction costs at December 31, 2023	(580)

Business Combination, net of transaction costs	$44,810

The number of shares of Allurion Common Stock outstanding immediately following the consummation of the Business Combination was as follows:

Common Stock
Legacy Allurion Equityholders (1)	1,115,896
CPUH Stockholders (2)	206,628
Shares Issued to PIPE Investors (2)	215,468
Shares issued to RTW and Fortress (3)	76,000
Shares issued to convertible note holders	132,049
CPUH Sponsor Shares (2)	130,509
Side Letter Termination Shares (3)	15,508

Total shares of Common Stock immediately after Business Combination	1,892,058

(1)

Consists of Legacy Allurion common stock and Legacy Allurion preferred stock, plus the issuance of Allurion Common Stock in connection with the vesting of RSUs at closing, less the Gaur Trust Contributed Shares (as defined below).

(2)

The CPUH Stockholders shares, PIPE shares, and CPUH Sponsor shares are presented combined within the condensed consolidated statements of stockholders deficit on the “Reverse recapitalization, net of transaction costs” line, which is less the Gaur Trust Contributed Shares (as defined below).

(3)

The shares issued to RTW and Fortress and the Side Letter Termination shares are presented combined within the condensed consolidated statements of stockholders deficit on the “Derecognition of liabilities associated with the Backstop Shares, Hunter shares, and additional RTW and Fortress shares and issuance of related shares” line.

PIPE Investment

In connection with the execution of the Business Combination Agreement, Allurion and Compute Health entered into subscription agreements, each dated February 9, 2023, with certain accredited investors and qualified institutional buyers (the “PIPE Investors”), pursuant to which, upon the terms and subject to the conditions set forth therein, the PIPE Investors, among other things, purchased an aggregate of 215,468 shares of Allurion Common Stock at a purchase price of $176.00 per share (other than as set forth in the Amended and Restated RTW Side Letter, as defined below), for an aggregate purchase price of $37.9 million, following the CPUH Merger Effective Time (the “PIPE Investment”).

Revenue Interest Financing Agreement, Side Letter and PIPE Conversion Option

On February 9, 2023, concurrently with the execution of the Business Combination Agreement, the Company entered into the Revenue Interest Financing Agreement (as amended, the “Revenue Interest Financing Agreement”) with certain entities that engaged RTW Investments, LP (together with its affiliates, “RTW”) as investment manager (the “Revenue Interest Financing”). Pursuant to the Revenue Interest Financing Agreement, at the closing of the Business Combination, RTW paid Allurion an aggregate of $40.0 million (the “Investment Amount”). In exchange for the Investment Amount, Allurion will remit revenue interest payments on all current and future products, digital solutions and services developed, imported, manufactured, marketed, offered for sale, promoted, sold, tested or otherwise distributed by Allurion and its subsidiaries at a rate up to 6.0% of annual net sales prior to December 31, 2026. On or after January 1, 2027, the Company will remit revenue interest payments at a rate up to 10.0% of annual net sales, and it will continue to make revenue interest payments to RTW until December 31, 2030. The Revenue Interest Financing Agreement was amended pursuant to the RIFA Amendment (as defined below) on April 14, 2024. The RIFA Amendment, among other things, increased the rate of revenue interest payments to be paid to RTW on all current and future products, digital solutions and services developed, imported, manufactured, marketed, offered for sale, promoted, sold, tested or otherwise distributed by Allurion and its subsidiaries. Refer to Note 10, Revenue Interest Financing, Side Letter, and PIPE Conversion Option below for further discussion on the Revenue Interest Financing.

Additionally, in connection with the Company entering in the Revenue Interest Financing Agreement, the Company, Compute Health, Legacy Allurion, Merger Sub II and RTW entered into a side letter (the “RTW Side Letter”) on February 9, 2023 under which RTW was granted the right to elect to convert up to $7.5 million of its initial PIPE Investment into an additional revenue interest financing by forfeiting a number of shares of Allurion Common Stock acquired by its PIPE Investment. Refer to Note 10, Revenue Interest Financing, Side Letter, and PIPE Conversion Option below for further discussion on the Revenue Interest Financing.

On May 2, 2023, the parties amended and restated the RTW Side Letter (as amended, the “Amended and Restated RTW Side Letter”), in connection with the Backstop Agreement (defined below), pursuant to which, among other things, Allurion issued 10,000 shares of Allurion Common Stock to RTW immediately prior to the Intermediate Merger Effective Time.

On October 22, 2024, funds affiliated with RTW provided notice to the Company of their election under the Amended and Restated RTW Side Letter, to surrender 30,000 shares of Common Stock of the Company representing $7.5 million in consideration for the New RIFA (as defined below). Refer to Note 10, Revenue Interest Financing, Side Letter, and PIPE Conversion Option, below for further discussion on the RTW conversion.

Fortress Credit Agreement

In connection with the closing of the Business Combination, the Company entered into a term loan facility (the “Fortress Term Loan”) pursuant to a Credit Agreement and Guaranty, dated as of August 1, 2023 (the “Fortress Credit Agreement”), with Fortress Credit Corp. (“Fortress”), as administrative agent for the lenders party thereto from time to time. Under the terms of the Fortress Term Loan, the Company borrowed $60.0 million which was used to repay the outstanding principal, accrued and unpaid interest, and other obligations with respect to the 2021 Term Loan (as defined below). Additionally, per the terms of the Fortress Term Loan and Backstop Agreement (as defined below), Allurion issued an aggregate of 38,000 shares of Allurion Common Stock to an affiliate of Fortress pursuant to a subscription agreement between Allurion and such affiliate. Refer to Note 9, Debt for further discussion on the Fortress Term Loan.

Backstop Agreement

On May 2, 2023, CFIP2 ALLE LLC, an affiliate of Fortress Credit Corp., and RTW (collectively, the “Backstop Purchasers”), Legacy Allurion, Allurion and Hunter Ventures Limited (“HVL”) entered into the backstop agreement (the “Backstop Agreement”). Pursuant to the Backstop Agreement, immediately prior to the Intermediate Merger Closing, (a) each Backstop Purchaser purchased $2 million of the aggregate principal amount outstanding of HVL’s Legacy Allurion convertible note issued in February 2023, (b) Allurion canceled the existing HVL Legacy Allurion convertible note and issued a new Allurion convertible note to HVL for the remaining balance together with all unpaid interest accrued since the date of issuance thereof, (c) Allurion issued new Allurion convertible notes to each Backstop Purchaser with an issuance date of August 1, 2023 and an original principal amount of $2 million each and (d) Allurion issued 28,000 shares of Allurion Common Stock to each Backstop Purchaser. Refer to Note 9, Debt for further discussion around the Backstop Agreement.

HVL Termination Agreement

On May 2, 2023, HVL and Legacy Allurion entered into a letter agreement (the “HVL Termination Agreement”), terminating the side letter agreement entered into between Legacy Allurion and HVL in connection with the issuance of HVL’s Legacy Allurion convertible note on February 15, 2023. Pursuant to the HVL Termination Agreement, among other things, at the closing of the Business Combination, upon the terms and subject to the conditions set forth therein, Allurion issued to HVL 15,508 shares of Allurion Common Stock. Refer to Note 9, Debt for further discussion regarding the HVL Termination Agreement.

Gaur Contribution Agreement

On May 2, 2023, Shantanu K. Gaur and Neha Gaur, trustees of The Shantanu K. Gaur Revocable Trust of 2021 (the “Gaur Trust”) and Allurion entered into a contribution agreement (the “Gaur Contribution Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, the Gaur Trust contributed to Allurion, as a contribution of capital, 3,170 shares of Allurion Common Stock (the “Gaur Trust Contributed Shares”). The Gaur Trust’s contribution of the Gaur Trust Contributed Shares was effective immediately following the consummation of the Business Combination and the issuance of shares of Allurion Common Stock to the Gaur Trust pursuant to the terms of the Business Combination Agreement.

RSU Forfeiture Agreement

On May 2, 2023, Krishna Gupta, a member of the Board, entered into a letter agreement with Legacy Allurion (the “RSU Forfeiture Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Mr. Gupta agreed to forfeit 3,170 restricted stock units of Allurion (the “Forfeited RSUs”). The Forfeited RSUs were terminated and cancelled without consideration therefor immediately following the closing of the Business Combination Agreement.

Sponsor Contribution Agreement

On May 2, 2023, the Sponsor and Compute Health entered into a letter agreement (the “Sponsor Contribution Agreement”) pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, the Sponsor agreed to contribute to Compute Health, as a contribution of capital, 161,379 shares of Compute Health Class A Common Stock (“Sponsor Contributed Shares”), prior to giving effect to the Reverse Stock Split. The Sponsor’s contribution of the Sponsor Contributed Shares was made immediately following the CPUH Recapitalization (defined below) and immediately prior to the CPUH Merger Effective Time.

Sponsor Support Agreement

On February 9, 2023, Allurion entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which immediately prior to the CPUH Merger Effective time, (a) the Sponsor recapitalized each of the Sponsor’s 21,442,500 shares of Compute Health Class B Common Stock, and all 12,833,333 of the Sponsor’s warrants to purchase shares of Class A Common Stock, into 2,088,327 shares of Compute Health Class A Common Stock and (b) the additional Class B Holders set forth on Schedule I of the Sponsor Support Agreement recapitalized his or her 30,000 shares of Compute Health Class B Common Stock into 21,120 shares of Compute Health Class A Common Stock (the “CPUH Recapitalization”). Subsequently, at the CPUH Merger Effective Time, each such share of Compute Health Class A Common Stock was converted into shares of Allurion Common Stock at an exchange ratio of 1.420455, prior to giving effect to the Reverse Stock Split.

Conversion of Convertible Notes

In connection with the closing of the Business Combination, outstanding Legacy Allurion convertible notes with an aggregate principal amount together with accrued but unpaid interest of approximately $21.8 million were converted into 132,049 shares of Allurion Common Stock with a corresponding recognition of additional paid-in capital (“APIC”) of $25.6 million provided for under the terms of such Legacy Allurion convertible notes, and are no longer outstanding. Refer to Note 9, Debt for further information on the Company’s convertible notes.

Public Warrants and Warrant Amendment

In connection with the closing of the Business Combination, the Company assumed 13,206,922 outstanding public warrants (the “Public Warrants”) to purchase an aggregate 750,394 shares of Allurion Common Stock at $202.50 per share following the Warrant Amendment (defined below). The total value of the liability associated with the Public Warrants was $13.8 million measured at fair value based on the public warrant quoted price. The Company concluded the warrants met the definition of a liability based on the settlement provision that allows the warrant holders to net-share settle their warrants in the event of a failed registration statement within 60 days of the Business Combination or any time a registration is not effective. As such, they have been classified as a liability on the balance sheet. See Note 13, Capital Stock and Stockholders Deficit and Note 11, Fair Value Measurements for further information on the Public Warrants and Warrant Amendment.

Earn-Out Liabilities

In connection with the closing of the Business Combination, Legacy Allurion equity holders are entitled to receive additional shares of Allurion Common Stock if the share price achieves certain targets (the “Earn-Out Shares”). The Company accounts for the potential issuance of the Earn-Out Shares as a contingent consideration arrangement, which was initially valued and recorded at $53.0 million. See Note 11, Fair Value Measurements for further information on the earn-out liabilities.

5.	Revenue

Revenue by geographic region is based on the country in which our customer is located and is summarized by geographic area as follows (in thousands):

	Three Months Ended June 30,
	2025	2024
Spain	$786	$1,450
Italy	436	887
France	274	1,866
All Other Countries	1,883	7,563

Total Revenues	$3,379	$11,766

For the three months ended June 30, 2025, $0.9 million of revenue was generated in five countries included within All Other Countries in the table above, representing approximately 26% of Total Revenues, with each country responsible for approximately 4% to 7% of the total. Remaining revenue was generated by sales in 30 other countries included within All Other Countries. For the three months ended June 30, 2024, $3.2 million of revenue was generated in five countries included within All Other Countries, representing approximately 27% of Total Revenues, with each country responsible for approximately 4% to 8% of the total. Remaining revenue was generated by sales in 43 other countries included within All Other Countries.

	Six Months Ended June 30,
	2025	2024
Spain	$1,534	$2,562
France	245	3,536
United Kingdom	137	2,173
All Other Countries	7,043	12,881

Total Revenues	$8,959	$21,152

For the six months ended June 30, 2025, $3.0 million of revenue was generated in five countries included within All Other Countries in the table above, representing approximately 33% of Total Revenues, with each country responsible for approximately 5% to 9% of the total. Remaining revenue was generated by sales in 36 other countries included within All Other Countries. For the six months ended June 30, 2024, $5.4 million of revenue was generated in five countries included within All Other Countries, representing approximately 26% of Total Revenues, with each country responsible for approximately 3% to 8% of the total.

Remaining revenue was generated by sales in 49 other countries included within All Other Countries. No revenue was generated in the United States from sales of the Allurion Balloon for the three and six months ended June 30, 2025 and 2024.

6.	Inventory

Inventory consists of the following (in thousands):

	June 30, 2025	December 31, 2024
Finished goods	$1,736	$1,789
Work in progress	1,543	763
Raw materials	493	848

Total Inventory	$3,772	$3,400

Inventory is stated net of $1.5 million and $1.6 million for the provision for excess and obsolete inventory as of June 30, 2025 and December 31, 2024, respectively.

7.	Property and Equipment, net

Property and equipment consist of the following (in thousands):

	Estimated Useful Life (in Years)	June 30, 2025	December 31, 2024
Computers and purchased software	3	$551	$618
Leasehold improvements	Shorter of useful life or lease term	1,627	1,943
Furniture and fixtures	5	169	291
Machinery and equipment	3-5	3,880	3,960

Property and equipment-at cost		6,227	6,812

Less accumulated depreciation and amortization		(4,261)	(4,357)

Construction in progress		3	14

Property and equipment-net		$1,969	$2,469

Depreciation expense was $0.3 million and $0.2 million for the three months ended June 30, 2025 and 2024, respectively, and $0.6 million for each of the six months ended June 30, 2025 and 2024, recorded as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Cost of revenue	$125	$112	$251	$314
Research and development	51	50	107	99
General and administrative	44	21	52	84
Sales and marketing	126	14	140	67

Total depreciation and amortization expense	$346	$197	$550	$564

8.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	June 30, 2025	December 31, 2024
Marketing reimbursement	$308	$821
Accrued compensation	1,280	1,046
Accrued selling and marketing	158	91
Accrued professional fees	714	1,164
Accrued restructuring	791	3,165
Other accrued expenses	3,941	5,135

Total accrued expenses and other current liabilities	$7,192	$11,422

In November 2024, the Company’s management approved and initiated plans to reduce its cost structure. The Company recorded ($0.3) million of restructuring credits and $3.9 million of restructuring charges, and paid $2.1 million and $0.8 million of restructuring charges during the six months ended June 30, 2025 and the year ended December 31, 2024, respectively. The restructuring plan initiated in November 2024 was substantially completed during the first half of 2025, with remaining payments to be made out in accordance with local regulations through April 2026. Substantially all of the charges represent the severance cost of terminated employees, and are included in cost of revenue and operating expenses in the statement of operations. The following table rolls forward the activity in the restructuring accrual for the November 2024 action through June 30, 2025.

Accrual at December 31, 2023	$—
Restructuring charges and related costs	3,953
Cash payments	(788)

Accrual at December 31, 2024	3,165
Restructuring charges and related costs	(266)
Cash payments	(2,108)

Accrual at June 30, 2025	$791

9.	Debt

The components of the Company’s third-party debt consist of the following (in thousands):

	June 30, 2025	December 31, 2024
RTW Convertible Notes	$46,520	$50,069

Total principal amount of debt	46,520	50,069

Change in fair value	(17,750)	(14,359)

Long-term debt, net of current portion and discounts	$28,770	$35,710

Fortress Term Loan

On August 1, 2023, the Company entered into the Fortress Term Loan pursuant to the Fortress Credit Agreement with Fortress that provided gross proceeds of $60 million. The Fortress Term Loan had a maturity date of June 30, 2027 and accrued interest per annum at a rate of 6.44% plus the greater of (i) the Wall Street Journal Prime Rate and (ii) 3.0%, which interest was payable in arrears on a monthly basis. The Fortress Term Loan provided for an exit payment equal to 3.0% of the Fortress Term Loan (the “Exit Fee”) due upon prepayment or the maturity date of the Fortress Term Loan, in addition to any early prepayment fee. The Exit Fee is treated as additional interest expense and is accreted over the life of the loan using the effective interest method. Proceeds of the Fortress Term Loan were used, in part, to repay all amounts outstanding under the 2021 Term Loan. In connection with the issuance of the Fortress Term Loan, the Company paid issuance costs of $2.5 million, which were recorded as a debt discount and will be amortized over the remaining life of the loan.

On December 29, 2023, the Company entered into an amendment to the Fortress Credit Agreement (the “Fortress Amendment”). The Fortress Amendment waived the December 31, 2023 minimum revenue covenant under the Fortress Credit Agreement and modified the minimum liquidity covenant by increasing the minimum liquidity amount from $12.5 million to $33.5 million until March 31, 2024, $23.5 million from April 1, 2024 to June 30, 2024, $16.9 million from July 1, 2024 to September 30,

2024 and $12.5 million on October 1, 2024 and thereafter. The Fortress Amendment also provided that at any time after March 31, 2024, each lender had the right to convert a portion of the outstanding principal amount, not to exceed the lender’s proportionate share of a maximum of $20.0 million in aggregate outstanding principal amount, into shares of Allurion Common Stock at a conversion price based on the 30-day volume weighted average price (“VWAP”) of Allurion Common Stock on the NYSE ending on the trading day immediately preceding the date of exercise of the lender’s conversion right. As part of the Fortress Amendment, the Company prepaid $20.0 million of the principal outstanding under the Fortress Credit Agreement. Additionally, $3.1 million of fees were incurred and considered paid-in-kind and capitalized as an additional debt discount and added to the outstanding principal amount of the loans under the Fortress Amendment. The fees will be amortized through interest expense over the remaining life of the loan. The Fortress Amendment was accounted for as a modification under ASC 470. In connection with the modification and related prepayment, the Company wrote off $0.8 million of the unamortized debt issuance costs which was recorded within interest expense on the condensed consolidated statement of operations for the year ended December 31, 2023.

The Company assessed the terms and features of the Fortress Credit Agreement in order to identify any potential embedded features that would require bifurcation or any beneficial conversion features. The terms and features assessed included, under certain circumstances, a default interest rate of 3% that will apply to all outstanding obligations during the occurrence and continuance of an event of default. In accordance with ASC 815, the Company concluded that this feature is not clearly and closely related to the host instrument and represents an embedded derivative (the “Term Loan Derivative Liability”) that is required to be re-measured at fair value on a quarterly basis. At the inception of the Fortress Term Loan, the fair value of the embedded derivative was determined to be immaterial. The Term Loan Derivative Liability was fair valued to zero in connection with the repayment of the Fortress Term Loan, with a corresponding $2.0 million gain recorded in other income (expense), net in the condensed consolidated statement of operations for the three and six months ended June 30, 2024.

On April 16, 2024, the Company repaid all outstanding obligations under the Fortress Term Loan with proceeds from the Amended Note Purchase Agreement (as defined below) with RTW. The total payoff amount was $48.0 million, consisting of $43.1 million repayment of principal, a $2.7 million prepayment fee, a $1.3 million exit fee, $0.6 million of other fees paid directly to Fortress, and $0.3 million of accrued interest. The Company recorded an $8.7 million loss on extinguishment of debt in connection with the Fortress Term Loan repayment in the condensed consolidated statement of operations for the three and six months ended June 30, 2024.

Interest expense for the three months ended June 30, 2024 related to the Fortress Term Loan was $0.3 million, consisting of $0.3 million of contractual interest and less than $0.1 million amortization of debt discount and term loan accretion. Interest expense for the six months ended June 30, 2024 related to the Fortress Term Loan was $2.3 million, consisting of $1.9 million of contractual interest, $0.3 million amortization of the debt discount, and term loan accretion of $0.1 million. The average interest rate through April 16, 2024 was 14.94%.

Convertible Notes

2023 Convertible Notes

Between February and August 2023, the Company entered into a convertible note purchase agreement, and related side letters, for the sale of convertible notes (the “2023 Convertible Notes”) to certain investors for gross proceeds of $28.7 million, with a stated interest rate of 7.0% per annum. The 2023 Convertible Notes provided that they would mature on December 31, 2026 unless previously converted pursuant to the terms of the note purchase agreement. The 2023 Convertible Notes also provided that, effective upon a deSPAC transaction, all of the outstanding principal and interest would automatically convert into a number of shares of Legacy Allurion common stock equal to the balance of the 2023 Convertible Notes on the date of conversion divided by the discounted capped conversion price, calculated by dividing $217.3 million by the fully diluted capitalization of the Company immediately prior to the conversion of the 2023 Convertible Notes.

Additionally, the 2023 Convertible Notes provided that, effective upon the closing of a qualified financing, holders of the 2023 Convertible Notes could optionally accelerate repayment of the principal and interest of the 2023 Convertible Notes or convert all of the outstanding principal and interest into shares of Legacy Allurion common stock or shares of the same class or series of capital stock issued in the qualified financing equal to the balance of the 2023 Convertible Notes on the date of conversion divided by the greater of the capped price or the discounted price. The capped price is calculated by dividing $260.0 million by the fully diluted capitalization of the Company immediately prior to the conversion of the 2023 Convertible Notes, and the discounted price is calculated as 85% of the cash price of the same class or series of capital stock issued in the qualified financing. The 2023 Convertible Notes were accounted for under the fair value option (“FVO”) election of ASC 825 as the notes contain embedded derivatives, including the automatic conversion upon a deSPAC transaction prior to the deSPAC deadline, voluntary conversion upon a qualified financing, automatic repayment upon a sale event, and conversion rate adjustment, which would require bifurcation and separate accounting. These convertible notes are initially measured at their issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date.

On May 2, 2023 the Company entered into termination agreements (the “Termination Agreements”) with respect to side letters entered into with certain holders of the 2023 Convertible Notes. With respect to the Termination Agreement with HVL, the Company had the right to prepay, in one or more transactions, all or a portion of the outstanding principal amount, plus accrued interest, under such holder’s 2023 Convertible Note (the “HVL Bridge Note”), including by way of (a) a $2 million payment in cash by the Company to HVL on May 2, 2023, $1.5 million of which was deemed a prepayment penalty and recorded as other expense on the income statement, with the remaining $0.5 million recorded as a reduction of the principal amount, (b) immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement, an additional payment of at least $6 million, up to the then-outstanding principal amount, plus accrued interest, under the HVL Bridge Note by way of (i) payment in cash by the Company and/or (ii) the sale and transfer of all or any portion of the HVL Bridge Note, equivalent in value to the portion of the additional payment to be repaid pursuant to this clause (b)(ii), to any person or persons designated in writing by the Company. The Termination Agreements were accounted for as a modification of debt and the modified convertible notes continued to be accounted for under the FVO with any change in fair value recognized in other expense on the income statement.

In addition, under the Termination Agreement executed with HVL, the Company agreed to issue to HVL a number of shares of Allurion Common Stock (“PubCo Additional Shares”) equal to (a) the outstanding principal and accrued interest under the HVL Bridge Note immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement (after giving effect to the payment of the repayments) divided by $125.00, plus (b) 12,000 shares of Allurion Common Stock. The PubCo Additional Shares were accounted for as a freestanding financing liability. The liability for the PubCo Additional Shares was initially measured at its issue-date estimated fair value and subsequently remeasured at fair value at each reporting period, with changes in fair value reflected in earnings until the PubCo Additional Shares were issued. A $3.4 million liability was recorded at issuance for the PubCo Additional Shares as Other liabilities on the balance sheet. On August 1, 2023, upon closing of the Business Combination and after giving effect to the Reverse Stock Split, HVL was issued 15,508 PubCo Additional Shares with a corresponding recognition of APIC of $2.7 million, and the liability is no longer outstanding.

Further on May 2, 2023, the Backstop Purchasers entered into the Backstop Agreement with the Company, Legacy Allurion and HVL. Pursuant to the Backstop Agreement, each Backstop Purchaser agreed that to the extent any HVL Bridge Notes remained outstanding prior to the consummation of the Business Combination, such Backstop Purchaser would, at the closing of the Business Combination, purchase up to $2.0 million of the HVL Bridge Notes from HVL in exchange for shares of Allurion Common Stock (the “Base PubCo Shares” and “Backstop Shares”). The Base PubCo Shares and Backstop Shares were accounted for as a freestanding financing liability. The Base PubCo Shares and Backstop Shares liability was initially measured at its issue-date estimated fair value and subsequently remeasured at fair value at each reporting period with changes in fair value reflected in earnings until the Base PubCo Shares and Backstop Shares were issued. A $3.3 million liability was recorded at issuance for the Base PubCo Shares and Backstop Shares liability as Other liabilities on the balance sheet. On August 1, 2023, upon closing of the Business Combination, per the terms of the Fortress Term Loan, the Amended and Restated RTW Side Letter and the Backstop Agreement, the Backstop Purchasers were each issued 38,000 shares of Allurion Common Stock with a corresponding recognition of APIC of $13.4 million, and the liability is no longer outstanding.

On August 1, 2023, immediately prior to the closing of the Business Combination, the Company repaid $6.3 million of the HVL Bridge Note, leaving a principal balance of $6.3 million. Each Backstop Purchaser then purchased $2.0 million principal amount of the outstanding portion of the HVL Bridge Note, Allurion canceled the existing HVL Bridge Note and issued a new convertible note to HVL for the remaining balance together with all unpaid interest accrued since the date of issuance of $2.7 million, Allurion issued convertible notes to each Backstop Purchaser with an issuance date of the Closing Date (August 1, 2023) and an original principal amount of $2.0 million each, and Allurion issued 28,000 shares of Allurion Common Stock (after giving effect to the Reverse Stock Split) to each Backstop Purchaser. Additionally, the outstanding 2023 Convertible Notes were converted into an aggregate 123,376 shares of Allurion Common Stock (after giving effect to the Reverse Stock Split) with a corresponding recognition of APIC of $22.2 million, and are no longer outstanding.

RTW Convertible Notes

On April 14, 2024, the Company entered into a note purchase agreement (the “Original Note Purchase Agreement”) with RTW as agent for the purchasers (the “Purchasers”) party thereto from time to time (RTW in such capacity, the “Principal Purchaser”), and Acquiom Agency Services LLC (“Acquiom”) as collateral agent for the Purchasers. Subsequently, on April 16, 2024, the Company, the Principal Purchaser, the Purchasers, and Acquiom entered into the First Amendment to the Original Note Purchase Agreement (the Original Note Purchase Agreement as amended, the “Amended Note Purchase Agreement”).

Pursuant to the Amended Note Purchase Agreement, the Company issued and sold $48.0 million of convertible senior secured notes (the “RTW Convertible Notes”). The RTW Convertible Notes bear interest at an annual rate of 6%, which interest is paid quarterly in cash or, at the Company’s option, in kind for the first three years. The RTW Convertible Notes will mature on April 16, 2031 unless previously converted pursuant to the terms of the Amended Note Purchase Agreement. The RTW Convertible Notes are convertible into shares of Allurion Common Stock, at a Purchaser’s election at any time after the earliest of (i) the date on which Stockholder Approval (as defined below) is obtained, (ii) December 31, 2025, (iii) the date of a Fundamental Change Company Notice (as defined in the Amended Note Purchase Agreement), and (iv) the Make-Whole Fundamental Change Effective Date (as defined in the Amended Note Purchase Agreement), subject to certain terms and limitations in the Amended Note Purchase Agreement, based on a conversion rate of 24.6920 shares of Common Stock per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $40.50 per share, which represents a 35% premium to the lowest price per share in an equity financing for capital raising purposes ending on the date on which the Company has raised aggregate gross offering proceeds of at least $15.0 million (the “Next Equity Financing”)). On July 1, 2024, the Company consummated the Public Offering, as described elsewhere in this Quarterly Report on Form 10-Q, which constituted a Next Equity Financing. The Amended Note Purchase Agreement provides that unless and until requisite approval of the Company’s stockholders is obtained (“Stockholder Approval”), the Company will not deliver Allurion Common Stock upon conversion of the RTW Convertible Notes in excess of 1% of the number of shares of Allurion Common Stock outstanding as of April 14, 2024. Stockholder Approval was obtained at the Company’s annual meeting of stockholders held on December 16, 2024.

On January 7, 2025, the Company and Allurion Technologies, LLC (“Allurion OpCo”) entered into an Omnibus Amendment (the “Omnibus Amendment”) with Allurion Australia Pty Ltd, Allurion France, and RTW to amend the Amended Note Purchase Agreement, the Revenue Interest Financing Agreement, and the New RIFA (collectively, the “Existing Documents”).

The Omnibus Amendment requires, among other things, (i) the Company and Allurion OpCo to maintain certain minimum balances of unrestricted cash in controlled accounts in the U.S. in the amounts corresponding to the calculations set forth therein, and (ii) the Company to receive minimum trailing 12-month consolidated Revenue (as defined in the Amended Note Purchase Agreement) in amounts set forth therein, tested quarterly beginning with the 12-month period ending September 30, 2025. The Omnibus Amendment also requires that (i) Allurion France shall have successfully regained marketing authorization from the Agence Nationale de Sécurité du Médicament (“ANSM”) in France on or prior to December 31, 2025 and (ii) Allurion OpCo shall have received Marketing Authorization from the U.S. Food & Drug Administration for the Commercialization of the Product in the United States no later than June 30, 2026.

Pursuant to the Omnibus Amendment, the investors and the purchasers party thereto will receive a number of shares of the Company’s Common Stock, representing in the aggregate five percent of the fully-diluted shares outstanding immediately after the closing of the offering and sale of Additional Shares (as defined in the Existing Documents) to be consummated no later than February 15, 2025, in connection with which the Company shall have raised at least $12.0 million aggregate net proceeds (the “Share Obligation”); provided that, in the event the Company cannot issue shares of Common Stock to the Investors and the Purchasers due to applicable law or NYSE listing rules, the Company will instead issue an equivalent (as-converted) number of shares of a newly created series of Series A-1 non-voting preferred stock (the “Series A-1 Preferred Stock”) and the Company shall include a proposal in a definitive proxy statement on Schedule 14A seeking stockholder approval no later than December 31, 2025 to allow the conversion of Series A-1 Preferred Stock into Common Stock; provided further that, each share of Series A-1 Preferred Stock outstanding on December 31, 2026 will, except to the extent prohibited by Delaware law governing distributions to stockholders (including the Delaware General Corporation Law), be redeemed by the Company for cash in an amount equal to the as-converted value of the underlying Common Stock.

On April 15, 2025, the Company, the Principal Purchaser, and the Purchasers entered into a Second Amendment to the Note Purchase Agreement (the “Second Amendment to Note Purchase Agreement”), which amended the Existing Note Purchase Agreement to reflect additional conversions and other provisions. The Second Amendment to Note Purchase Agreement provides for the mandatory conversion of $5.0 million of principal amount of the RTW Convertible Notes in the event the Company’s market capitalization, as determined in accordance with the rules of the NYSE, is reasonably expected to fall below $15.0 million (the “Market Capitalization Condition”). In the event such Market Capitalization Condition is triggered, the Purchasers shall provide notice to the Company, and the Company shall accept such notice, to convert $5.0 million aggregate principal amount of the RTW Convertible Notes at the Floor Conversion Rate (defined below), and such amount shall be converted into 1,492,539 shares of common stock. The Purchasers also have the right to provide notice to the Company to convert up to an additional $5.0 million of aggregate principal amount of the RTW Convertible Notes into shares of common stock at an agreed conversion rate. The Company has the right to accept or reject such conversion in its sole discretion. The Company and the Purchasers will mutually agree on the agreed conversion rate, provided that it is not more than 298.5075 shares of common stock per $1,000 principal amount of the RTW Convertible Notes, reflecting a floor conversion price of $3.35 per share of common stock (the “Floor Conversion Rate”).

In addition, without regard to the Market Capitalization Condition, the Purchasers may provide the Company notice to convert up to an additional $5.0 million aggregate principal amount of the RTW Convertible Notes into shares of common stock at the 5-Day VWAP Conversion Rate, which the Company may accept or reject in its sole discretion. The “5 Day VWAP Conversion Rate” is the lesser of (i) the quotient of $1,000 divided by the daily volume weighted average price of the common stock for the five consecutive trading day period ending on the trading day immediately preceding the date of the delivery of the Purchaser’s notice discounted by five percent and (ii) the Floor Conversion Rate. Finally, during the one year period ending on April 15, 2026, the Purchasers in their sole discretion may provide the Company notice to convert up to an additional $1.0 million aggregate principal amount of the RTW Convertible Notes in any 30-day period into shares of common stock at the 5-Day VWAP Conversion Rate. If the Purchasers do not exercise their right to provide a notice to convert all or a portion of $1.0 million aggregate principal amount of the RTW Convertible Notes per month, any shortfall may be included in the amount to be converted in a subsequent 30-day period. The maximum principal amount of the RTW Convertible Notes that may be converted under such monthly conversion provision is $12.0 million.

The Second Amendment to Note Purchase Agreement is accounted for as an extinguishment of debt under ASC 470, due to the substantive conversion features included in the Second Amendment to Note Purchase Agreement. The fair value of the RTW Convertible Notes were remeasured immediately before and after the Amendment was signed on April 15, 2025 as $31.6 million and $32.2 million, respectively. As a result the Company recorded a loss from the extinguishment of debt of $0.7 million. On April 16, 2025, the Purchasers provided notice of conversion of $5.0 million of principal amount of the RTW Convertible Notes based on the triggering of the Market Capitalization Condition. The corresponding equity issued consists of a reduction of the liability of $3.2 million and increase to APIC of $3.2 million.

The RTW Convertible Notes were accounted for under the FVO election of ASC 825 at inception in April 2024 as the notes contain embedded derivatives, including the conversion upon Stockholder Approval, the conversion upon a Fundamental Change Company Notice (as defined in the RTW Convertible Notes), the conversion upon a Make-Whole Fundamental Change (as defined in the RTW Convertible Notes), redemption upon the event of default, and redemption upon a Fundamental Change (as defined in the RTW Convertible Notes), which would require bifurcation and separate accounting. The RTW Convertible Notes will continue to be accounted for under the FVO election following the extinguishment of debt in connection with the Second Amendment to Note Purchase Agreement. Prior to the Amendment, the RTW Convertible Notes were initially measured at their issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. The fair value of the RTW Convertible Notes at issuance in April 2024 was $49.1 million, with a corresponding $1.1 million loss recognized in Other income (expense), net in the condensed consolidated statement of operations. In connection with the April 2024 issuance of the RTW Convertible Notes and RIFA Amendment (as defined below), the Company incurred $1.4 million in issuance costs, which were directly expensed through general and administrative expense due to the FVO election of the RTW Convertible Notes and Revenue Interest Financing.

The Share Obligation is accounted for as a liability under ASC 480, Distinguishing Liabilities from Equity (“ASC 480”). As the Share Obligation was initiated in exchange for amendments of the Amended Note Purchase Agreement, the Revenue Interest Financing Agreement, and the New RIFA, all of which are accounted for under the FVO election, the liability was recorded at its initial fair value of $1.3 million, with an offset to Other income (expense). The liability will be remeasured at estimated fair value on a recurring basis at each reporting period date until it is settled. The Omnibus Amendment results in a modification of the Amended Note Purchase Agreement, the Revenue Interest Financing Agreement, and the New RIFA.

For the three months ended June 30, 2025, the Company recorded a $4.5 million loss and $4.2 million gain on the RTW Convertible Notes through the condensed consolidated statements of operations and other comprehensive income (loss), respectively. For the six months ended June 30, 2025, the Company recorded a $1.2 million loss and $5.6 million gain on the RTW Convertible Notes through the condensed consolidated statements of operations and other comprehensive income (loss), respectively. For the three and six months ended June 30, 2025, the Company recorded a $0.2 million loss and $0.4 million gain on the Share Obligation.

The Company elected paid in kind interest for the three and six months ended June 30, 2025 related to the RTW Convertible Notes.

10.	Revenue Interest Financing, Side Letter, and PIPE Conversion Option

On February 9, 2023, Legacy Allurion entered into the Revenue Interest Financing Agreement. Pursuant to the Revenue Interest Financing, at the closing of the Business Combination, RTW paid Allurion an aggregate of $40.0 million Investment Amount. In exchange for the Investment Amount, Allurion will remit revenue interest payments on all current and future products, digital solutions and services developed, imported, manufactured, marketed, offered for sale, promoted, sold, tested or otherwise distributed by Allurion and its subsidiaries at a rate up to 6.0% of annual net sales prior to December 31, 2026. On or after January 1, 2027, the Company will remit revenue interest payments at a rate up to 10.0% of annual net sales, and it will continue to make revenue interest payments to RTW until December 31, 2030. Such payments were subsequently modified pursuant to the RIFA Amendment, discussed below.

If RTW has not received aggregate revenue interest payments equal to at least 100% of the Investment Amount by December 31, 2027, the Company must make a cash payment in an amount sufficient to catch RTW up to 100% of the Investment Amount. If RTW has not received revenue interest payments equal to at least 240% of the Investment Amount by December 31, 2030, the Company must make a cash payment in an amount sufficient to catch RTW up to 240% of the Investment Amount. In any event, RTW shall not receive aggregated revenue interest payments in excess of 260% of the Investment Amount. In addition, prior to December 31, 2025, the Company may prepay a pre-specified payment amount (the “Prepayment Amount”) and terminate the Revenue Interest Financing Agreement. The Prepayment Amount shall be an amount equal to 165% of the Investment Amount less the sum of all revenue interest payments made to RTW prior to such date of prepayment.

The Revenue Interest Financing is accounted for under the FVO election of ASC 825 as the Revenue Interest Financing contains embedded derivatives, including the requirements to settle the Revenue Interest Financing prior to maturity upon the occurrence of certain contingent events and our ability to prepay the Revenue Interest Financing, which would require bifurcation and separate accounting. The Revenue Interest Financing was initially measured at its issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. Changes in fair value are recorded as a component of Other income (expense) in the condensed consolidated statements of operations. A portion of the estimated change in fair value must be reported in other comprehensive loss to the extent that it is attributable to instrument-specific credit risk. In connection with the issuance of the Investment Amount, we paid $1.2 million in issuance costs in August 2023, which were directly expensed through general and administrative expense due to the FVO election. As of June 30, 2025, the Company has made $5.7 million in royalty payments to RTW. Refer to Note 11, Fair Value Measurements, for additional information regarding the changes in fair value of the Revenue Interest Financing.

Concurrently, and in connection with the Amended Note Purchase Agreement, the Revenue Interest Financing Agreement was amended pursuant to an Omnibus Amendment (the “RIFA Amendment”) by and among the Company, Allurion Opco, Allurion Australia Pty Ltd, a proprietary limited company organized under the laws of Australia and a wholly-owned subsidiary of the Company, the Original RIFA Investors (as defined therein) and RTW, on April 14, 2024. The RIFA Amendment, among other things, increased the rate of revenue interest payments to be paid to RTW on all current and future products, digital solutions and services developed, imported, manufactured, marketed, offered for sale, promoted, sold, tested or otherwise distributed by Allurion and its subsidiaries for net sales less than or equal to $100 million prior to December 31, 2026 from 6% to 12% and increased the rate on net sales in less than or equal to $100 million on or after January 1, 2027 from 10% to 12%. Additionally, the Prepayment Amount was modified such that, prior to March 31, 2026, the Company is entitled to settle the Revenue Interest Financing for a prepayment amount that would allow the investors to yield a 20% internal rate of return.

The RIFA Amendment was accounted for as a modification with the change in fair value of the PIPE Conversion Option treated as an exchange between the Company and RTW as part of the RIFA Amendment. As such, the Revenue Interest Financing and PIPE Conversion Option were remeasured as of April 16, 2024 just prior to the RIFA Amendment, to $33.0 million and $6.6 million, respectively. The Revenue Interest Financing and PIPE Conversion Option were subsequently remeasured as of April 16, 2024 under the terms of the RIFA Amendment, to $39.0 million and $4.6 million, respectively.

In connection with the Company entering into the Revenue Interest Financing, if, at any time beginning 12 months and ending 24 months following the closing of the Mergers, the VWAP per share of Allurion Common Stock is less than $176.00 for the average of 20 trading days within any 30 trading day period (“Stock Price Drop”); and the absolute value of the percentage decrease of such Stock Price Drop measured from a reference price of $250.00 per share of Allurion Common Stock is greater than the absolute value of the percentage decrease in the VWAP of a comparable publicly traded peer index as defined in the Amended and Restated RTW Side Letter over the same time period, then RTW may elect to convert up to $7.5 million of its initial PIPE Investment into additional revenue interest financing to be added to the Investment Amount by forfeiting a number of shares of Allurion Common Stock acquired in the PIPE Investment. Such additions to the Investment Amount would result in proportional increases to the minimum aggregate revenue interest payments described above (the “PIPE Conversion Option). The PIPE Conversion Option is accounted for as a derivative under ASC 815. The PIPE Conversion Option was initially measured at its issue-date estimated fair value within Other liabilities on the condensed consolidated balance sheets with corresponding recognition of expense at inception as there is no right received by the Company that meets the definition of an asset and the transaction did not involve a distribution or a dividend. The PIPE Conversion Option liability is subsequently remeasured at its estimated fair value on a recurring basis at each reporting period date, with a gain or loss recognized within Other income (expense).

On October 22, 2024, funds affiliated with RTW provided notice to the Company of their election of the PIPE Conversion Option under the Amended and Restated RTW Side Letter to surrender 30,000 shares of Common Stock of the Company representing $7.5 million in consideration for an additional Revenue Interest Financing Agreement. Accordingly, on October 30, 2024, the Company and the funds affiliated with RTW entered into the additional Revenue Interest Financing Agreement (the “New RIFA”). The New RIFA has substantially identical terms and conditions as the Revenue Interest Financing Agreement except that the amount of financing provided under the New RIFA is equal to the conversion amount of $7.5 million (the “Additional Investment Amount”). The Additional Investment Amount results in proportional increases to the minimum aggregate revenue interest payments described above.

The exercise of the PIPE Conversion Option was accounted for as a settlement of the derivative liability. As such, the PIPE Conversion Option was remeasured as of October 30, 2024 just prior to conversion, to $7.4 million. The PIPE Conversion Option was subsequently reclassified as an addition to the Revenue Interest Financing liability upon conversion into the New RIFA. The New RIFA was accounted for under the FVO election, similar to the Revenue Interest Financing. As such, the New RIFA, together with the Revenue Interest Financing was remeasured as of October 30, 2024 to $48.9 million. Additionally, to account for the 30,000 forfeited shares in connection with the exercise of the PIPE Conversion Option, the total shares were valued based on the October 30, 2024 closing share price of $18.25, resulting in a $0.5 million reduction of APIC. As of June 30, 2025, the fair value of the Revenue Interest Financing and New RIFA was $42.4 million.

For the three months ended June 30, 2025, the Company recorded a $0.1 million gain and a $6.0 million gain through the condensed consolidated statements of operations and other comprehensive income (loss), respectively. For the six months ended June 30, 2025, the Company recorded a $3.8 million loss and a $9.0 million gain through the condensed consolidated statements of operations and other comprehensive income (loss), respectively. The changes in fair value were recorded in the Changes in fair value of Revenue Interest Financing and PIPE Conversion Option in the condensed consolidated statement of operations.

11.	Fair Value Measurements

The following tables present the fair value hierarchy for the Company’s assets and liabilities that are measured at fair value at issuance date and on a recurring basis and indicate the level within the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value (in thousands):

Fair Value Measurement as of June 30, 2025
	Total Carrying Value	Level 1	Level 2	Level 3
Assets:
Cash equivalents
Money market funds	$7,769	$7,769	$—	$—

Total assets	$7,769	$7,769	$—	$—

Liabilities:
Legacy Allurion Common Stock Warrant Liabilities	$6	$—	$—	$6
Public Warrants	415	$415	—	—
Public Offering Warrants	943	—	—	943
July 2024 Private Placement Warrants	78	—	—	$78
January 2025 Warrants	1,957	—	—	1,957
February 2025 Offering Warrants	3,801	—	—	3,801
Revenue Interest Financing	42,400	—	—	$42,400
Earn-out Liability	75	—	—	$75
RTW Convertible Notes	28,770	—	—	$28,770
Success Fee Derivative Liability	14	—	—	$14
Share Obligation	910	—	—	$910

Total Liabilities	$79,369	$415	$—	$78,954

Fair Value Measurement as of December 31, 2024
	Total Carrying Value	Level 1	Level 2	Level 3
Assets:
Cash equivalents
Money market funds	$11,992	$11,992	$—	$—

Total assets	$11,992	$11,992	$—	$—

Liabilities:
Legacy Allurion Common Stock Warrant Liabilities	$41	$—	$—	$41
Public Warrants	396	396	—	—
Public Offering Warrants	3,630	—	—	3,630
July 2024 Private Placement Warrants	500	—	—	500
Revenue Interest Financing	49,200	—	—	49,200
Earn-out Liability	1,090	—	—	1,090
RTW Convertible Notes	35,710	—	—	35,710
Success Fee Derivative Liability	14	—	—	14

Total Liabilities	$90,581	$396	$—	$90,185

Public Warrants

As a result of the Business Combination on August 1, 2023, the Company recorded a liability for Public Warrants to purchase the Company’s Common Stock. The Public Warrants are traded on the NYSE and are recorded at fair value using the closing price as June 30, 2025 of $0.03, which is a Level 1 input.

Legacy Allurion Warrants, Public Offering Warrants, July 2024 Private Placement Warrants, January 2025 Warrants, and February 2025 Offering Warrants

The Company has classified the Legacy Allurion Common Stock Warrants, Public Offering Warrants (defined below), July 2024 Private Placement Warrants (defined below), January 2025 Warrants (defined below), and February 2025 Offering Warrants (defined below) within Level 3 of the hierarchy as the fair value is derived using the Black-Scholes option pricing model, which uses a combination of observable (Level 2) and unobservable (Level 3) inputs. See table below for the assumptions used in the pricing model of the Legacy Allurion Common Stock Warrants, Public Offering Warrants, July 2024 Private Placement Warrants, January 2025 Warrants, and February 2025 Offering Warrants:

	Measurement Date	Interest Rate	Exercise Price	Estimated Fair Value of Underlying Share Price	Expected Volatility	Expected Life (Years)
Legacy Allurion Series C Preferred Stock warrants (as converted to Common)	June 30, 2025	3.86%	$168.25	$2.43	105.6%	5.75
Legacy Allurion Other Common Stock	June 30, 2025	3.71%	26.25	2.43	130.0%	2.19
Legacy Allurion Series D-1 Preferred Stock warrants (as converted to Common)	June 30, 2025	3.86%-4.00%	303.50	2.43	105.6%	5.75-7.21
Public Offering Warrants	June 30, 2025	3.74%	6.00-30.00	2.43	110.0%	4.00
July 2024 Private Placement Warrants	June 30, 2025	3.74%	30.00	2.43	110.0%	4.00
January 2025 Warrants	June 30, 2025	3.78%	6.00	2.43	105.0%	4.78
February 2025 Offering Warrants	June 30, 2025	3.78%	5.23	2.43	105.0%	4.78

	Measurement Date	Interest Rate	Exercise Price	Estimated Fair Value of Underlying Share Price	Expected Volatility	Expected Life (Years)
Legacy Allurion Series C Preferred Stock warrants (as converted to Common)	December 31, 2024	4.44%	$168.25	$10.75	90%	6.25
Legacy Allurion Other Common Stock	December 31, 2024	4.26%	26.25	10.75	90%	2.69
Legacy Allurion Series D-1 Preferred Stock warrants (as converted to Common)	December 31, 2024	4.44%-4.5%	303.50	10.75	90%	6.25-7.71
Public Offering Warrants	December 31, 2024	4.35%	30.00	10.75	90%	4.50
July 2024 Private Placement Warrants	December 31, 2024	4.35%	30.00	10.75	90%	4.50

Expected dividend yield for all calculations is 0.00%.

The following table reconciles the changes in fair value for the three and six months ended June 30, 2025 and 2024 of the warrant liabilities valued using Level 3 inputs:

	Preferred Stock Warrants (as converted to Common)	Common Stock Warrants	Public Offering Warrants	July 2024 Private Placement Warrants	January 2025 Warrants	February 2025 Warrants	Total
Balance - March 31, 2024	$233	$71	$—	$—	$—	$—	$304
Change in fair value	(123)	(36)	—	—	—	—	(159)

Balance - June 30, 2024	$110	$35	$—	$—	$—	$—	$145

Balance - March 31, 2025	9	1	1,231	190	2,530	4,920	8,881
Change in fair value	(4)	—	(288)	(112)	(573)	(1,119)	(2,096)

Balance - June 30, 2025	$5	$1	$943	$78	$1,957	$3,801	$6,785

	Preferred Stock Warrants (as converted to Common)	Common Stock Warrants	Public Offering Warrants	July 2024 Private Placement Warrants	January 2025 Warrants	February 2025 Warrants	Total
Balance - January 1, 2024	$642	$179	$—	$—	$—	$—	$821
Change in fair value	(532)	(144)	—	—	—	—	(676)

Balance - June 30, 2024	$110	$35	$—	$—	$—	$—	$145

Balance - January 1, 2025	32	9	3,630	500	—	—	4,171
Fair value at issuance	—	—	—	—	5,344	5,021	10,365
Change in fair value	(27)	(8)	(2,687)	(422)	(3,387)	(1,220)	(7,751)

Balance - June 30, 2025	$5	$1	$943	$78	$1,957	$3,801	$6,785

2019 Term Loan Success Fee Derivative Liability

The derivative liability for the success fee associated with Legacy Allurion’s November 2019 loan and security agreement with Western Alliance Bank (the “2019 Term Loan” and such fee, the “Success Fee”) was recorded at fair value as of June 30, 2025 and December 31, 2024 using the following assumptions: weighted-average probability for the likelihood of a change in control or liquidity event within four years from the initial valuation date of the derivative liability and a market-based discount rate that will increase or decrease each period based on changes in the probability in the future cash flows.

Revenue Interest Financing and PIPE Conversion Option

The Revenue Interest Financing is accounted for using the FVO election. Under the FVO election, the financial instrument is initially measured at its issue-date estimated fair value and subsequently remeasured at estimated fair value on a recurring basis at each reporting period date. The fair value of the Revenue Interest Financing was remeasured as of June 30, 2025 and December 31, 2024 using a discounted cash flow (“DCF”) method under the income approach utilizing future revenue projections and a discount rate of 27.3% and 21.1%, respectively.

The fair value of the PIPE Conversion Option was accounted for as a derivative under ASC 815. Upon the exercise of the PIPE Conversion Option and resulting New RIFA on October 30, 2024, the PIPE Conversion Option was reclassified as an addition to the Revenue Interest Financing liability, and as such there is no PIPE Conversion Option liability as of June 30, 2025 and December 31, 2024.

Earn-Out Liability

Upon the closing of the Business Combination, the Earn-Out Shares were accounted for as a liability because the triggering events that determine the number of shares to be earned included events that were not indexed to Allurion Common Stock, with the change in fair value recognized in Change in the fair value of earn-out liabilities in the consolidated statement of operations. The estimated fair value of the Earn-Out Shares was determined using a MCSM with the following assumptions at each valuation date:

	June 30, 2025	December 31, 2024
Stock Price	$2.43	$10.75
Risk-free interest rate	3.7%	4.3%
Expected term (in years)	3.1	3.6
Expected volatility	120.0%	109.0%

Term Loan Derivative Liability

The term loan derivative liability associated with the Fortress Term Loan was derecognized upon repayment of the Fortress Term Loan on April 16, 2024.

RTW Convertible Notes

The RTW Convertible Notes are accounted for using the FVO election. Under the FVO election, the financial instrument is initially measured at its issue-date estimated fair value and subsequently measured at estimated fair value on a recurring basis at each reporting period date. The fair value of the RTW Convertible Notes was remeasured as of June 30, 2025 using a DCF method under the income approach with a MCSM applied to determine the simulated stock price at each payment date and event that may trigger conversion of the RTW Convertible Notes. The fair value was measured using the $43.0 million principal amount of the RTW Convertible Notes and the following assumptions:

	June 30, 2025	December 31, 2024
Stock Price	$2.43	$10.75
Risk-free interest rate	3.9%	4.4%
Expected term (in years)	5.8	6.3
Expected volatility	95.0%	90.0%

Share Obligation

The Share Obligation is accounted for as a liability under ASC 480, with the liability initially measured at its issue-date estimate fair value and subsequently measured at its estimated fair value on a recurring basis at each reporting period date. The estimated fair value of the Share Obligation was determined using a MCSM with the following assumptions at the valuation date:

June 30, 2025
Risk-free interest rate	3.8%
Expected term (in years)	1.5
Expected volatility	172.5%
Expected market yield	25.8%

The changes in the fair values of the Success Fee derivative liability, Revenue Interest Financing, PIPE Conversion Option, Earn-out liability, Term Loan Derivative liability, RTW Convertible Notes, PubCo Share liability, and Share Obligation categorized with Level 3 inputs for the three and six months ended June 30, 2025 and 2024 were as follows:

	Success Fee Derivative Liability	Revenue Interest Financing	PIPE Conversion Derivative	Earn-Out Liability	Term Loan Derivative Liability	RTW Convertible Notes	Share Obligation	Total
Balance - March 31, 2024	$14	$35,000	$7,510	$9,800	$1,957	$—	$—	$54,281
Fair value upon issuance	—	—	—	—	—	49,100	—	49,100
Change in fair value (Restated) (1)	—	8,054	(2,060)	(5,690)	(1,957)	(8,070)	—	(9,723)
Change in fair value - OCI (Restated) (1)	—	(3,000)	—	—	—	(80)	—	(3,080)
Repayments of debt	—	(1,054)	—	—	—	—	—	(1,054)

Balance - June 30, 2024	$14	$39,000	$5,450	$4,110	$—	$40,950	$—	$89,524

Balance - March 31, 2025	$14	$50,000	$—	$180	$—	$30,960	$700	$81,854
Fair value upon issuance	—	—	—	—	—	—	—	—
Change in fair value	—	(60)	—	(105)	—	4,530	210	4,575
Change in fair value - OCI	—	(5,990)	—	—	—	(4,210)	—	(10,200)
Extinguishment of debt	—	—	—	—	—	660	—	660
Conversion of convertible notes	—	—	—	—	—	(3,170)	—	(3,170)
Repayments of debt	—	(1,550)	—	—	—	—	—	(1,550)

Balance - June 30, 2025	$14	$42,400	$—	$75	$—	$28,770	$910	$72,169

	Success Fee Derivative Liability	Revenue Interest Financing	PIPE Conversion Derivative	Earn-Out Liability	Term Loan Derivative Liability	RTW Convertible Notes	Share Obligation	Total
Balance - January 1, 2024 (Restated) (1)	$14	$36,200	$6,410	$23,990	$1,895	$—	$—	$68,509
Fair value upon issuance	—	—	—	—	—	49,100	—	49,100
Change in fair value (Restated) (1)	—	9,054	(960)	(19,880)	(1,895)	(8,070)	—	(21,751)
Change in fair value - OCI (Restated) (1)	—	(5,200)	—	—	—	(80)	—	(5,280)
Repayments of debt	—	(1,054)	—	—	—	—	—	(1,054)

Balance - June 30, 2024	$14	$39,000	$5,450	$4,110	$—	$40,950	$—	$89,524

Balance - January 1, 2025	$14	$49,200	$—	$1,090	$—	$35,710	$—	$86,014
Fair value upon issuance	—	—	—	—	—	—	1,297	1,297
Change in fair value (Restated) (1)	—	3,760	—	(1,015)	—	1,200	(387)	3,558
Change in fair value - OCI (Restated) (1)	—	(9,010)	—	—	—	(5,630)	—	(14,640)
Extinguishment of debt	—	—	—	—	—	660	—	660
Conversion of convertible notes	—	—	—	—	—	(3,170)	—	(3,170)
Repayments of debt	—	(1,550)	—	—	—	—	—	(1,550)

Balance - June 30, 2025	$14	$42,400	$—	$75	$—	$28,770	$910	$72,169

(1)

As discussed in FN 2, Restatement of Previously Issued Financial Statements, the Company identified an Error in its historical financial statements related to the change in fair value due to instrument specific credit risk for the Revenue Interest Financing and RTW Convertible Notes, as well as a change in fair value of the PIPE Conversion Option. The only restated numbers in the table above relate to the ‘Change in fair value’ and ‘Change in fair value—OCI’ for both the Revenue Interest Financing and RTW Convertible Notes, as well as the ‘Change in fair value’ related to the PIPE Conversion Option.

The change in fair value of the Success Fee derivative liability, Revenue Interest Financing, PIPE Conversion Option, Earn-Out liability, Term Loan Derivative liability, RTW Convertible Notes, and Share Obligation liability at each period is recorded as a component of Other income (expense) in the condensed consolidated statements of operations, with the exception of the change in fair value associated with the change in credit risk related to the Revenue Interest Financing and RTW Convertible Notes, which is recorded as a component of other comprehensive loss.

12.	Income Taxes

The Company recorded income tax expense for each of the three and six months ended June 30, 2025 of less than $0.1 million, and $0.1 million, respectively, representing effective tax rates of 0.5% and 1.3%, respectively. The Company recorded income tax expense for each of the three and six months ended June 30, 2024 of $0.1 million, representing effective tax rates of 0.8% and 2.3%, respectively. The tax expense recorded relates to the earnings of the Company’s profitable foreign subsidiaries.

On July 4, 2025, new U.S tax legislation was signed into law (known as the “One Big Beautiful Bill Act” or “OBBBA”) which makes permanent many of the tax provisions enacted in 2017 as part of the Tax Cuts and Jobs Act that were set to expire at the end of 2025. The Company is currently evaluating the impact of the new legislation but does not expect it to have a material impact on the results of operations.

As of June 30, 2025 and 2024, the Company maintained a full valuation allowance against its net deferred tax assets as the Company has incurred significant operating losses since inception and has concluded that its net deferred tax asset is not more-likely-than-not realizable.

As of June 30, 2025 and 2024, the Company has not recorded tax reserves for any uncertain tax provisions.

13.	Capital Stock and Stockholders’ Deficit

Preferred Equity

On June 28, 2024, the Company entered into a subscription agreement (the “Subscription Agreement”) with RTW, pursuant to which the Company agreed to sell 2,260,159 shares of a newly created series of preferred stock, the Series A non-voting convertible preferred stock, par value $0.0001 per share (“Series A Preferred Stock”), and 90,407 private placement warrants (“July 2024 Private Placement Warrants”) to purchase Common Stock, equal to the per share Public Offering (defined below) price for the shares of Common Stock and Public Offering Warrants (defined below) in the Public Offering (the “July 2024 Private Placement”). The July 2024 Private Placement closed on July 1, 2024 with net proceeds received of $2.5 million after deducting offering costs of $0.2 million.

The July 2024 Private Placement Warrants met the definition of a derivative under ASC 815. The gross proceeds from the July 2024 Private Placement were first allocated to the July 2024 Private Placement Warrants based on their issue-date estimated fair value of $1.7 million. The July 2024 Private Placement Warrants are subsequently remeasured at their estimated fair value on a recurring basis at each reporting period date, with a gain or loss recognized within Other income (expense). The remaining gross proceeds of $1.0 million were allocated to the Series A Preferred Stock. Of the $0.2 million in offering costs, $0.1 million was recorded against the Series A Preferred Stock as a reduction of proceeds and $0.1 million was expensed as general and administrative expenses in the condensed consolidated statement of operations and comprehensive loss.

On December 19, 2024, following the Series A Stockholder Approval (as defined below) and after giving effect to the Reverse Stock Split, the 2,260,159 shares of Series A Preferred Stock were converted to 90,407 shares of Common Stock.

The Charter authorizes the issuance of up to 100,000,000 shares of Allurion preferred stock. As of June 30, 2025, no shares of Allurion preferred stock were outstanding. The rights and preferences of the Series A Preferred Shares are as follows:

Voting Rights

The Series A Preferred Stockholders have no voting rights.

Dividend Rights

The Series A Preferred Stock participates in dividends with Common Stock on an as-converted basis when declared by the Board. No dividends were declared through June 30, 2025.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, payment shall be made to the holders of shares of Series A Preferred Stock on a pari passu basis with all holders of Common Stock. Each Series A Preferred Stock holder shall be entitled to receive out of the assets, whether capital or surplus, of the Company the same amount that a holder of Common Stock would receive if such holder’s Series A Convertible Preferred Stock were fully converted to Common Stock plus an additional amount equal to any dividends declared but unpaid to such share.

Conversion Rights

Each share of Series A Preferred Stock is convertible after the date that the Company’s stockholders approve the conversion of the Series A Preferred Stock into shares of Common Stock in accordance with the listing rules of the NYSE (the “Series A Stockholder Approval”). Upon the Series A Stockholder Approval, each share of Series A Preferred Stock then outstanding shall automatically convert into (i) a number of shares of Common Stock equal to the number of Series A Preferred Stock outstanding at the time of conversion, adjustable for certain dilutive events, and (ii) pre-funded conversion warrants in the form agreed by the holder and the Company, exercisable for a number of shares of Common Stock equal to the number of Series A Preferred Stock outstanding at the time of conversion, adjustable for certain dilutive events. This Series A Stockholder Approval was received on December 16, 2024.

Redemption

Each share of Series A Preferred Stock outstanding on December 31, 2026 (the “Redemption Date”) shall be automatically redeemed by the Company for cash at a redemption price equal to the volume-weighted average price per share of the Common Stock on the NYSE during the twenty consecutive trading day period ending and including the trading day immediately preceding the Redemption Date (the “Redemption Price”). The Series A Preferred Stock is redeemable at a determinable price (the Redemption Price) on a fixed date (the Redemption Date), which results in mezzanine equity classification (outside of permanent equity) on the Company’s condensed consolidated balance sheet.

Common Equity

Allurion’s Charter authorizes the issuance of up to 1,000,000,000 shares of Allurion Common Stock. As of June 30, 2025 and December 31, 2024, 7,750,293 and 2,710,607 shares of Common Stock were issued and outstanding, respectively.

July 2024 Public Offering

On June 28, 2024, the Company entered into an underwriting agreement with Jefferies LLC and TD Securities (USA) LLC, as representative of the several underwriters (the “Underwriters”), pursuant to which the Company agreed to issue and sell 576,261 shares of the Company’s Common Stock and warrants (“Public Offering Warrants”) to purchase up to 576,261 shares of the Company’s Common Stock at an offering price of $30.00 per share and accompanying warrant (the “Public Offering”). The Public Offering closed on July 1, 2024 with net proceeds received of $15.2 million after deducting underwriting discounts of $1.0 million and offering costs of $1.0 million. The Underwriters fully exercised their option for additional Public Offering Warrants, with 86,440 additional Public Offering Warrants issued at closing, for a total of 662,701 Public Offering Warrants. Further, the Underwriters exercised a portion of the option with respect to the Common Stock (the “Share Overallotment”) on July 5, 2024 for net proceeds of $2.2 million, which resulted in the issuance of 77,091 shares of the Company’s Common Stock at an offering price of $30.00 per share.

The Public Offering Warrants met the definition of a derivative under ASC 815 and the Share Overallotment met the requirements for equity classification under ASC 815. The $17.4 million in net proceeds from the Public Offering and exercise of the Share Overallotment were first allocated to the Public Offering Warrants based on their issue-date estimated fair value of $13.2 million. The Public Offering Warrants are subsequently remeasured at their estimated fair value on a recurring basis at each reporting period date, with a gain or loss recognized within Other income (expense). The $0.8 million offerings costs allocated to the Public Offering Warrants were expensed as general and administrative expenses in the condensed consolidated statement of operations and comprehensive loss. The remaining net proceeds of $5.1 million were allocated to Common Stock and APIC.

RTW Private Placement

On January 14, 2025, the Company entered into a subscription agreement (the “RTW Subscription Agreement”) with funds affiliated with RTW, pursuant to which the Company agreed to sell 841,751 shares of Common Stock at a purchase price of $2.97 per share (the “RTW Private Placement”). The RTW Private Placement closed on January 16, 2025 with net proceeds received of $2.5 million.

January 2025 Public Offering and Concurrent Private Placement

On January 24, 2025, the Company entered into a securities purchase agreement (the “January 2025 Securities Purchase Agreement”) with certain accredited investors named therein, pursuant to which the Company agreed to issue and sell 1,240,000 shares of Common Stock (the “January 2025 Offering”) and 1,240,000 accompanying common warrants (the “January 2025 Warrants”) to purchase up to 1,240,000 shares of Common Stock upon exercise of the January 2025 Warrants in a concurrent private placement (the “January 2025 Private Placement”), at an offering price of $6.00 per share and accompanying January 2025 Warrant. The January 2025 Offering and January 2025 Private Placement closed on January 27, 2025 with net proceeds of $5.8 million after deducting placement agent fees of $0.6 million and offering costs of $1.0 million.

Certain purchasers in the January 2025 Offering and January 2025 Private Placement are holders of warrants to purchase Common Stock issued in the Public Offering in July 2024. The exercise price for the Public Offering Warrants initially was $30.00 per share. In consideration for such purchasers’ purchase of securities in the January 2025 Offering and January 2025 Private Placement, we agreed with each such purchaser to seek stockholder approval to reduce the exercise price of the Public Offering Warrants held by such purchasers to $6.00 per share (the “January Warrant Repricing”). Such Public Offering Warrants will become exercisable at the revised exercise price upon the receipt of such stockholder approval, which approval was obtained on April 10, 2025. The Public Offering Warrants were remeasured to account for the incremental fair value, with the $0.5 million loss recognized within Other income (expense).

The January 2025 Warrants met the definition of a derivative under ASC 815. The $5.8 million in net proceeds were first allocated to the January 2025 Warrants based on their issue-date estimated fair value of $5.3 million. The January 2025 Warrants are subsequently remeasured at their estimated fair value on a recurring basis at each reporting period date, with a gain or loss recognized within Other income (expense). The $0.8 million of offering costs allocated to the January 2025 Warrants were expensed as general and administrative expenses in the condensed consolidated statement of operations and comprehensive loss. The remaining net proceeds of $1.3 million were allocated to Common Stock and APIC.

February 2025 Public Offering and Concurrent Private Placement and Leavitt Private Placement

On February 19, 2025, the Company entered into a securities purchase agreement (the “February 2025 Securities Purchase Agreement”) with certain accredited investors named therein, pursuant to which the Company agreed to issue and sell 900,000 shares of Common Stock (the “February 2025 Offering”), and 1,800,000 accompanying common warrants (the “February 2025 Warrants”) to purchase up to 1,800,000 shares of Common Stock upon exercise of the February 2025 Warrants in a concurrent private placement (the “February 2025 Private Placement”), at an offering price of $5.23 per share and accompanying February 2025 Warrant. The February 2025 Offering and February 2025 Private Placement closed on February 20, 2025 with net proceeds of $3.9 million after deducting placement agent fees of $0.4 million and offering costs of $0.4 million.

Additionally, on February 19, 2025, the Company entered into a subscription agreement (the “Leavitt Subscription Agreement”) with an accredited investor affiliated with Leavitt Equity Partners LLC (collectively, “Leavitt”), pursuant to which the Company agreed to issue and sell 267,686 shares of Common Stock (the “Private Placement Shares”) and common warrants to purchase up to 535,372 shares of Common Stock (the “Leavitt Private Placement Warrants” and together with the February 2025 Warrants, the “February 2025 Offering Warrants”), at a purchase price of $5.23 per share and accompanying Private Placement Warrant (the “Leavitt Private Placement”). The Leavitt Private Placement closed on February 20, 2025 with net proceeds of $1.3 million after deducting placement agent fees of $0.1 million. Leavitt is a holder of Public Offering Warrants with an initial exercise price of $30.00 per share. In consideration for Leavitt’s purchase of securities in the Leavitt Private Placement, we agreed to seek stockholder approval to reduce the exercise price of the Public Offering Warrants held by Leavitt to $6.00 per share (the “February Warrant Repricing”). Such Public Offering Warrants will become exercisable at the revised exercise price upon the receipt of such stockholder approval, which approval was obtained on April 10, 2025. The Public Offering Warrants were remeasured to account for the incremental fair value, with the $0.2 million loss recognized within Other income (expense).

The February 2025 Offering Warrants met the definition of a derivative under ASC 815. The $5.2 million in net proceeds were first allocated to the February 2025 Offering Warrants based on their issue-date estimated fair value of $5.0 million. The February 2025 Offering Warrants are subsequently remeasured at their estimated fair value on a recurring basis at each reporting period date, with a gain or loss recognized within Other income (expense). The $0.4 million of offering costs allocated to the February 2025 Offering Warrants were expensed as general and administrative expenses in the condensed consolidated statement of operations and comprehensive loss. The remaining net proceeds of $0.6 million were allocated to Common Stock and APIC.

The number of shares of Common Stock that have been reserved for issuance upon the potential conversion or exercise, as applicable, of the Company’s securities as of June 30, 2025, is as follows:

Outstanding options to purchase Common Stock	237,905
Restricted Stock Units	510,994
Warrants to purchase Common Stock	4,342,860
Shares of Common Stock issued upon the exercise of Public Warrants	750,383
Earn-Out Shares	360,000
Convertible Notes	7,733,921

Total	13,936,063

Warrants to Purchase Common Stock

In connection with the closing of the Business Combination, all outstanding warrants to purchase Legacy Allurion preferred stock and Legacy Allurion common stock were converted into Rollover Warrants to purchase Allurion Common Stock using the Exchange Ratio. As of June 30, 2025, there were 14,380 such Rollover Warrants outstanding to purchase Common Stock. Upon the closing of the Business Combination, certain Legacy Allurion preferred stock and Legacy Allurion common stock warrants that were converted into Rollover Warrants were determined to be equity classified.

In connection with the Public Offering and July 2024 Private Placement, we issued the Public Offering Warrants and July 2024 Private Placement Warrants. As of June 30, 2025, there were 662,701 Public Offering Warrants and 90,407 July 2024 Private Placement Warrants outstanding to purchase Common Stock. In connection with the January 2025 Public Offering and concurrent January 2025 Private Placement, and the February 2025 Public Offering and concurrent February 2025 Private Placement and Leavitt Private Placement, we issued the January 2025 Warrants and February 2025 Offering Warrants. As of June 30, 2025, there were 1,240,000 January 2025 Warrants and 2,335,372 February 2025 Offering Warrants outstanding to purchase Common Stock.

June 30, 2025
Issuance Date	Remaining Contractual Term (in years)	Underlying Equity Instrument	Balance Sheet Classification	Shares Issuable Upon Exercise of Warrant	Weighted Average Exercise Price
3/30/2021	5.7	Common Stock	Liability	5,203	$168.25
9/15/2022	7.2	Common Stock	Liability	1,810	303.50
6/4/2022	6.9	Common Stock	Liability	1,810	303.50
1/17/2017	1.5	Common Stock	Equity	2,934	0.50
8/3/2017	2.1	Common Stock	Equity	392	28.25
9/8/2017	2.2	Common Stock	Liability	1,151	26.25
6/19/2018	3.0	Common Stock	Liability	720	26.25
6/25/2019	4.0	Common Stock	Liability	360	26.25
7/1/2024	4.0	Common Stock	Liability	753,108	11.42
1/27/2025	4.6	Common Stock	Liability	1,240,000	6.00
2/20/2025	4.6	Common Stock	Liability	2,335,372	5.23

				4,342,860

December 31, 2024
Issuance Date	Remaining Contractual Term (in years)	Underlying Equity Instrument	Balance Sheet Classification	Shares Issuable Upon Exercise of Warrant	Weighted Average Exercise Price
12/1/2014	-0.1	Common Stock	Equity	209	$61.00
3/30/2021	6.2	Common Stock	Liability	5,203	168.25
9/15/2022	7.7	Common Stock	Liability	1,810	303.50
6/4/2022	7.4	Common Stock	Liability	1,810	303.50
1/17/2017	2.0	Common Stock	Equity	2,934	0.50
8/3/2017	2.6	Common Stock	Equity	392	28.25
9/8/2017	2.7	Common Stock	Liability	1,151	26.25
6/19/2018	3.5	Common Stock	Liability	720	26.25
6/25/2019	4.5	Common Stock	Liability	360	26.25
7/1/2024	4.5	Common Stock	Liability	753,108	30.00

				767,697

In Compute Health’s initial public offering, it sold units at a price of $10.00 per unit, which consisted of one share of Class A Common Stock, $0.0001 par value, of Compute Health (“Class A Common Stock”) and one-half of a redeemable warrant (each a “Public Warrant”) that entitled the holder to purchase one share of Class A Common Stock of CPUH at a price of $11.50 per share. On July 26, 2023, Compute Health’s Public Warrant holders approved an amendment (the “Warrant Amendment”) to the warrant agreement that governed all Compute Health’s Public Warrants. Per the terms of the Warrant Amendment, upon completion of the Business Combination, each of the outstanding Compute Health Public Warrants became exercisable for 0.056818 shares of the Company’s Common Stock at an exercise price of $202.50 per share and each whole Compute Health Public Warrant was exchanged for 0.6125 (prior to giving effect to the Reverse Stock Split) Allurion Public Warrants in the Business Combination. The Public Warrants will expire August 1, 2030, seven years after the completion of the Business Combination, or earlier upon redemption or liquidation.

The Company may redeem the outstanding Public Warrants for cash at a price of $0.25 per Public Warrant at any time commencing 90 days after the completion of the Business Combination, and provided that the last sales price of the Company’s Common Stock equals or exceeds $316.75 per share for any 20 trading days within a 30-day trading period ending on the third trading day prior to the date on which notice of redemption is given.

The Company may redeem the outstanding Public Warrants for shares of our Common Stock at a price of $2.50 per Public Warrant at any time commencing 90 days after the completion of the Business Combination, and provided that the last sales price of the Company’s Common Stock equals or exceeds $176.00 per share for any 20 trading days within a 30-day trading period ending on the third trading day prior to the date on which notice of redemption is given. Holders of the Public Warrants will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares based on the redemption date and the fair market value (the “Redemption Fair Market Value”) of the shares of the Company’s Common Stock. The Redemption Fair Market Value is determined based on the volume weighted average price of the Company’s Common Stock for the ten trading days immediately following the date on which notice of redemption is sent to the holders. As of June 30, 2025, the Company has not redeemed any of the outstanding Public Warrants. As of June 30, 2025, there were 13,206,720 outstanding Public Warrants exercisable for 750,383 shares of Allurion Common Stock.

Chardan Equity Facility

On December 18, 2023, we entered into a ChEF Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement, each with Chardan Capital Markets (“Chardan”) related to a “ChEF,” Chardan’s committed equity facility (the “Chardan Equity Facility”). Pursuant to the Purchase Agreement, the Company has the right from time to time at its option to sell to Chardan up to the lesser of (i) $100,000,000 in aggregate gross purchase price of newly issued shares of the Company’s Common Stock, and (ii) 379,299 shares of Common Stock, which number of shares is equal to 19.99% of the shares of the Common Stock outstanding immediately prior to the execution of the Purchase Agreement (the “Exchange Cap”). In consideration for Chardan’s entry into the Purchase Agreement, Allurion issued to Chardan 1,421 shares of Allurion Common Stock (the “Commitment Shares”). The Company recorded $0.1 million to additional paid-in capital and $0.1 million of expense in connection with the issuance of the Commitment Shares. The Company expensed an additional $0.1 million related to a non-refundable structuring fee immediately following commencement. As of June 30, 2025, the Company had sold 367,161 shares of Common Stock to Chardan at a purchase price of $1.8 million in connection with the Purchase Agreement.

14.	Net Income (Loss) per Share

Basic and diluted net income (loss) per share was calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
		(Restated)		(Restated)
Numerator:

Net loss	$(9,335)	$(8,322)	$(10,836)	$(6,326)

Denominator:
Basic and diluted weighted-average common stock outstanding	7,300,479	1,917,872	6,046,477	1,914,527

Net loss per share, basic and diluted	$(1.28)	$(4.34)	$(1.79)	$(3.30)

For the three and six months ended June 30, 2025, the Company’s potentially dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted average number of shares of Common Stock outstanding used to calculate both basic and diluted net loss per share attributable to stockholders is the same. The Company excluded the following potential shares of Common Stock, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to stockholders for the periods indicated because including them would have had an anti-dilutive effect:

	As of June 30,
	2025	2024
Outstanding options to purchase Common Stock	237,905	288,172
Restricted Stock Units	510,994	23,738
Warrants to purchase Common Stock	4,342,860	16,151
Shares of Common Stock issued upon the exercise of Public Warrants	750,383	750,383
Earn-Out Shares	360,000	360,000
Convertible Notes	7,733,921	19,168

Total	13,936,063	1,457,612

15.	Stock Based Compensation

Stock Incentive Plans

The Company’s 2010 Stock Incentive Plan (the “2010 Plan”) provided for the grant of qualified incentive stock options, nonqualified stock options, and other awards to the Company’s employees, officers, directors, advisors, and outside consultants to purchase the Company’s Common Stock. On December 11, 2020, the Board adopted the Amended and Restated 2020 Stock Option and Grant Plan (the “2020 Plan”), which provided for the grant of qualified incentive stock options, nonqualified stock options, and other awards to the Company’s employees, officers, directors, advisors, and outside consultants to purchase the Company’s Common Stock. Each stock option from the 2010 Plan and the 2020 Plan that was outstanding immediately prior to the Business Combination, whether vested or unvested, was cancelled and exchanged for a stock option to purchase Allurion Common Stock based on the Exchange Ratio. The per share exercise price for each stock option was divided by the Exchange Ratio.

In connection with the closing of the Business Combination, the Company adopted the 2023 Stock Option and Incentive Plan (the “2023 Plan”), which provides for the award of stock options (both incentive and non-qualified), stock appreciation rights, restricted stock units (“RSUs”), restricted stock awards, cash-based awards, and dividend equivalent rights. As of June 30, 2025, a total of 88,063 shares of Allurion Common Stock are reserved for issuance under the 2023 Plan. The 2023 Plan provides that the number of shares reserved for issuance under the 2023 Plan will automatically increase each January 1, beginning January 1, 2024 and ending January 1, 2033, by 5% of the number of fully diluted outstanding shares of Allurion Common Stock as of the immediately preceding December 31 or such lesser amount as determined by the Board and the compensation committee of the Board.

As of June 30, 2025, 748,899 options and RSUs were issued and outstanding under the 2010 Plan, 2020 Plan, and 2023 Plan. As of December 31, 2024, 370,272 options and RSUs were issued and outstanding under the 2010 Plan, 2020 Plan, and 2023 Plan. The stock options generally vest over a four-year period and expire 10 years from the date of grant.

Stock-based compensation expense included in the condensed consolidated statement of operations was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Cost of revenue	$7	$6	$18	$11
Selling, general and administrative	930	768	1,725	1318
Research and development	79	31	170	28

Total stock-based compensation expense	$1,016	$805	$1,913	$1,357

Stock Options

The following table summarizes the option activity under the 2010 Plan, 2020 Plan, and the 2023 Plan during the six months ended June 30, 2025:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		(per option)	(in years)	(in thousands)
Outstanding-January 1, 2025	265,772	$58.19	7.4	$—
Granted	—	—
Cancellations and forfeitures	(27,867)	40.33
Exercised	—	—

Outstanding-June 30, 2025	237,905	59.62	6.9	—

Exercisable at June 30, 2025	156,019	$62.52	6.0	$—

Total stock compensation expense related to stock option awards during the three and six months ended June 30, 2025 was $0.6 million and $1.1 million, respectively. As of June 30, 2025, there was approximately $3.2 million of unrecognized compensation costs related to unvested stock options granted under the 2010 Plan, 2020 Plan, and 2023 Plan, which is expected to be recognized over a weighted-average vesting term of 2.5 years. There were no stock options granted during the six months ended June 30, 2025. The weighted average grant-date fair value of the stock option awards granted during the six months ended June 30, 2024 was $32.50 per option.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model and the assumptions noted in the table below. Expected volatility for the Company’s Common Stock was determined based on an average of the historical volatility of a peer group of public companies that are similar to the Company. The expected term of options granted to employees was calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. The Company uses the simplified method because it does not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate expected term. The expected term of options granted to non-employees is the remaining contractual term of the award. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The risk-free rate for periods within the expected life of the option is based upon the U.S. Treasury yield curve in effect at the time of grant.

There were no option grants during the six months ended June 30, 2025. The assumptions used in the Black Scholes option-pricing model for the six months ended June 30, 2024 are as follows:

Six Months Ended June 30,
2024
Expected volatility	71%
Risk-free interest rate	4.36%
Expected dividend yield	0%
Expected term (in years)	6.1

Restricted Stock Units

In December 2022, the Company issued RSUs to a member of the Board with vesting subject to both a performance-based closing condition dependent on the successful Business Combination with Compute Health and time-based vesting conditions. See Note 4, Business Combination for information about the closing of the Business Combination with Compute Health. Upon the satisfaction of the closing condition, 62.5% of the RSUs awarded vested. Thereafter, the remaining 37.5% of the RSUs will vest monthly over a period of two years. All RSUs are subject to forfeiture if the grantee’s continuous service relationship as a member of the Board terminates prior to vesting. In October 2023 and March 2024, the Company issued RSUs to the members of the Board that will vest in equal installments over three years. In November 2024 and May 2025, additional RSUs were issued with two year and three year vesting periods, respectively. Additionally, in April 2025, the Company issued performance share units (“PSU”) to one of it’s employees. The PSUs granted by the Company vest in connection with the achievement of certain commercial milestones. The expense recognized for these awards is based on the probability of such achievement. The Company did not record any stock compensation expense related to employee PSUs for the six months ended June 30, 2025. The following table summarizes the restricted stock unit activity under the 2020 Plan and 2023 Plan during the six months ended June 30, 2025:

	Number of RSUs	Weighted Average Grant Date Fair Value
		(per share)
Outstanding-January 1, 2025	104,500	$30.99
Granted	414,830
Cancellations and forfeitures	(2,326)
Vested	(6,010)	104.85

Outstanding-June 30, 2025	510,994	$7.01

Total stock compensation expense related to RSUs for the three and six months ended June 30, 2025 was $0.4 million and $0.8 million, respectively. As of June 30, 2025, there were $2.6 million of unrecognized compensation costs related to nonvested RSUs granted under the 2020 Plan and 2023 Plan, which is expected to be recognized over a remaining weighted-average vesting term of 2.40 years.

Employee Stock Purchase Plan

In connection with the closing of the Business Combination, the Company adopted the 2023 Employee Stock Purchase Plan (the “2023 ESPP”). Under the 2023 ESPP, substantially all employees may voluntarily enroll to purchase the Company’s Common Stock through payroll deductions at a price equal to 85% of the lower of the fair market values of the stock as of the beginning or end of the offering period. An employee’s payroll deductions under the 2023 ESPP are limited to 15% of the employee’s compensation.

A total of 131,435 shares of the Company’s Common Stock are reserved and authorized for issuance under the 2023 ESPP as of June 30, 2025. In addition, the number of shares of Common Stock available for issuance under the 2023 ESPP will automatically increase each January 1, beginning on January 1, 2024 and each January thereafter, by the lesser of (i) 1% of the fully diluted outstanding shares of our Common Stock as of the immediately preceding December 31, (ii) 64,000 shares of our Common Stock, or (iii) such lesser number of shares determined by the administrator of the 2023 ESPP. As of June 30, 2025, no shares have been issued under the 2023 ESPP.

16.	Employee Benefit Plan

The Company has a 401(k) retirement plan that covers eligible U.S. employees. Eligible employees may elect to contribute up to the maximum limits, as set by the Internal Revenue Service, of their eligible compensation. The Company may elect to make a discretionary contribution or match a discretionary percentage of employee contributions. During the three and six months ended June 30, 2025 and 2024, the Company’s matching contributions to the plan were less than $0.1 million.

17.	Commitments and Contingencies

Leases

With respect to contracts involving the use of assets, if the Company has the right to direct the use of the asset and obtain substantially all economic benefits from the use of an asset, it accounts for the service contract as a lease.

As of June 30, 2025, the Company was a party to four different leases for office, manufacturing, and laboratory space under non-cancelable office leases in two cities. These leases total approximately 25,000 square feet and will expire between February 2026 and March 2028. The Company has a right to extend certain of these leases for periods between three and five years. The Company also holds immaterial leases related to vehicles and office equipment. Under its real property leases, the Company pays base rent and a proportional share of operating expenses. Such operating expenses are subject to annual adjustment and are accounted for as variable payments in the period in which they are incurred.

In April 2024, the Company executed an amendment to one of its leases in Natick, Massachusetts. The amendment was accounted for as a modification of the existing lease agreement, with impacts to the lease term, lease payments, and related lease liability for the lease. As a result of this amendment, the lease in Natick expired in March 2025 and additional operating lease assets obtained in exchange for lease obligations were less than $0.1 million. In February 2024 and April 2025, the Company terminated each of its leases in Paris, France. Additionally, in June 2025, the Company executed an amendment to another one of its leases in Natick, Massachusetts. The amendment was accounted for as a modification of the existing lease agreement, with impacts to the lease term, lease payments, and related lease liability for the lease. As a result of this amendment, the lease in Natick will now expire in November 2028 and additional operating lease assets obtained in exchange for lease obligations were $0.4 million.

The components of right-of-use (“ROU”) assets and lease liabilities are included in the condensed consolidated balance sheets. The short-term portion of the Company’s operating lease liability is recorded as part of Accrued expenses and other current liabilities on the condensed consolidated balance sheets.

Aggregate Lease Information

Other pertinent lease information for the three and six months ended June 30, 2025 and 2024 is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Operating lease costs	$224	$257	$482	$535
Short-term lease costs	4	10	8	20
Variable lease costs	35	58	119	135
Operating cash flows paid for amounts in the measurement of lease liabilities	290	263	537	555
Operating lease assets obtained in exchange for lease obligations	414	15	414	15

Future commitments under non-cancelable operating lease agreements as of June 30, 2025 are as follows (in thousands):

2025	$355
2026	742
2027	744
2028	144

Total lease payments	$1,985
Less: present value adjustment	(230)

Total lease liabilities	1,755
Less: current lease liability	(597)

Long-term operating lease liabilities	$1,158

The weighted-average remaining lease terms and discount rates related to our leases were as follows:

	June 30, 2025	June 30, 2024
Weighted -average remaining lease term (in years)	2.6	3.1
Weighted-average discount rate	9.7%	9.9%

Product Liability

The Company has not received any material product liability claims but nevertheless has obtained and maintains insurance related to potential product liability claims.

Litigation and Claims

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, the validity or scope of its intellectual property rights, employee-related matters, securities class actions, or adverse patient reactions. Additionally, during the normal course of business, the Company may be a party to legal claims that may not be covered by insurance.

On August 12, 2025, Vanderbilt University Medical Center (“Vanderbilt”) filed a complaint against the Company in the United States District Court for the Middle District of Tennessee, captioned Vanderbilt University Medical Center v. Allurion Technologies, Inc., d/b/a Allurion. Vanderbilt’s complaint alleges that the Company breached the Clinical Trial Agreement, dated June 30, 2022, by and between the Company and Vanderbilt, related to the clinical trial for the Allurion Balloon by failing to reimburse medical expenses incurred in treating a patient enrolled in such trial at Vanderbilt. Vanderbilt is seeking damages of approximately $2.5 million.

As of June 30, 2025 and December 31, 2024, the Company has recorded accruals for the contractual obligations under the Clinical Trial Agreement with Vanderbilt.

French Regulatory Decision

On August 6, 2024, it was announced that the ANSM, the French regulatory authority, had suspended sales of the Allurion Balloon in France, and the Company withdrew the device from the French market. The Company implemented a remediation plan to reduce certain risks associated with advertising, follow-up program, and adverse events for the Allurion Balloon. For the year ended December 31, 2024, the Company recognized a reduction to revenues of $1.2 million for customer returns of the Allurion Balloon, and there were no sales to France during the second half of 2024. On February 12, 2025, ANSM cleared the Company to resume sales of the Allurion Balloon, effective immediately.

NYSE Continued Listing Standards

On August 29, 2024, the Company received written notice from the NYSE notifying the Company that as of August 29, 2024, Allurion was not in compliance with the continued listing standard set forth in Section 802.01B of the NYSE’s Listed Company Manual (the “Minimum Market Capitalization Standard”) because our average market capitalization was less than $50.0 million over the consecutive 30 trading-day period ended August 29, 2024 and our last reported stockholders’ equity as of August 29, 2024 was less than $50.0 million. In accordance with applicable NYSE procedures, within 45 days of receipt of the notice, we submitted a plan to the NYSE outlining measures that would bring us into conformity with the Minimum Market Capitalization Standard within 18 months of receipt of the written notice (the “Cure Period”). We submitted a business plan to the NYSE demonstrating our ability to regain compliance with the NYSE’s rules, which the NYSE has accepted, and as a result we are subject to quarterly monitoring for compliance with the business plan and our Common Stock will continue to trade on the NYSE during the Cure Period, subject to our compliance with other NYSE continued listing standards.

18.	Segment Information

Segment reporting is prepared on the same basis that the Company’s chief executive officer, who is our chief operating decision maker (“CODM”), manages the business, makes operating decisions, and assesses performance. The Company operates in one segment. We have selected net income (loss) as our reported measure of profit or loss because it is regularly provided to our CODM, allows our CODM to make decisions on resource allocations, and allows our CODM to assess performance of the business.

Disclosures about significant segment expenses and long-lived assets by geography are presented below. Refer to Note 5, Revenue for information on revenue by geography.

Significant segment expenses are set forth in the following table (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
		(Restated)		(Restated)
Revenue	$3,379	$11,766	$8,959	$21,152
Less:
Cost of revenue	882	2,773	2,301	5,293
Sales and marketing	2,412	6,718	6,033	12,863
Clinical trials and medical affairs	566	2,371	1,831	5,642
Product development	464	739	891	1,783
Digital	291	621	693	1,369
Quality and regulatory	479	579	1,009	1,241
General and administrative	5,237	7,311	10,435	13,697
Other segment items (1)	2,383	(1,024)	(3,398)	(14,410)

Net loss	$(9,335)	$(8,322)	$(10,836)	$(6,326)

(1)

Other segment items included in Net income primarily include changes in fair value of warrant liabilities, changes in fair value of debt, changes in fair value of the Revenue Interest Financing, loss on extinguishment of debt, interest expense, and other income.

Long-lived assets, consisting of property and equipment, net and ROU assets by geography were as follows (in thousands):

	June 30, 2025	December 31, 2024
United States	$3,686	$3,929
France	—	619

Long-lived assets	$3,686	$4,548

19. Related-party Transactions

Lease Agreement with Related Party

In August 2022, the Company entered into an operating lease agreement for additional office space in Paris, France with LNMP JPBC Invest. The Company’s then-Trade Marketing Director was the signor of this lease for LNMP JPBS Invest. Additionally, the Company’s former Chief Commercial Officer is also a partner of LNMP JPBC Invest. The lease agreement included lease payments of approximately $0.1 million per year. The term of the lease was August 1, 2022 through July 31, 2025. The Company concluded that the commercial terms of the lease agreement were competitive, at the current market rate and conducted at arm’s-length. This lease was terminated in February 2024.

Convertible Note Agreement with RTW

Pursuant to the Amended Note Purchase Agreement, on April 16, 2024, we issued and sold $48.0 million aggregate principal amount of convertible notes to RTW. RTW holds more than 5% of our outstanding Common Stock, had the right to designate an independent director nominee to be elected by our stockholders, is entitled to designate one representative to serve as a non-voting observer on our Board, and had the right to approve an additional director nominee for election. In September 2024, we expanded our Board and appointed a new director in satisfaction of certain of these obligations to RTW as set forth in the Amended Note Purchase Agreement. Refer to Note 9, Debt, for additional information regarding the RTW Convertible Notes.

RTW Participation in Public Offering

In connection with the Public Offering, the Company issued and sold 9,594 shares of Common Stock and accompanying warrants to funds affiliated with RTW, for an aggregate purchase price of approximately $0.3 million. The Public Offering closed on July 1, 2024.

Private Placement with RTW

On June 28, 2024, pursuant to the Subscription Agreement, the Company agreed to sell to RTW 2,260,159 shares of Series A Preferred Stock (converted to 90,407 shares of Common Stock on December 19, 2024 following the Series A Stockholder Approval and after giving effect to the Reverse Stock Split), and 90,407 July 2024 Private Placement Warrants, for an aggregate purchase price of approximately $2.7 million. The July 2024 Private Placement closed on July 1, 2024.

Exercise of PIPE Conversion Option and New RIFA with RTW

On October 22, 2024, funds affiliated with RTW provided notice to the Company of their election of the PIPE Conversion Option under the Amended and Restated RTW Side Letter, to surrender 30,000 shares of Common Stock of the Company representing $7.5 million in consideration for an additional Revenue Interest Financing Agreement. Accordingly, on October 30, 2024, the Company and the funds affiliated with RTW entered into the New RIFA. The New RIFA has substantially identical terms and conditions as the Revenue Interest Financing Agreement except that the amount of financing provided under the New RIFA is equal to the conversion amount of $7.5 million.

January 2025 Private Placement with RTW

On January 14, 2025, the Company entered into the RTW Subscription Agreement with funds affiliated with RTW, pursuant to which the Company agreed to sell 841,751 shares of Common Stock at a purchase price of $2.97 per share. The January 2025 Private Placement closed on January 16, 2025 with net proceeds received of $2.5 million.

Second Amendment to Amended Note Purchase Agreement

On April 15, 2025, the Company, the Purchasers and RTW, as agent for the Purchasers entered into the Second Amendment to Note Purchase Agreement, which amended the Amended Note Purchase Agreement to reflect additional conversion and other provisions, including provisions permitting the conversion of the RTW Convertible Notes at reduced conversion prices, resulting in the potential issuance of additional shares, which had been approved by the Company’s stockholders at the Special Meeting of Stockholders held on April 10, 2025. On April 16, 2025, subject to the terms of the Second Amendment to Note Purchase Agreement, the Purchasers provided notice of conversion of $5.0 million of principal amount of the RTW Convertible Notes, for an aggregate of 1,492,539 shares of Common Stock.

20. Subsequent Events

On August 5, 2025, the Company announced a strategic restructuring plan (the “Restructuring Plan”), pursuant to which, the Company intends to focus on low-dose GLP-1 combination therapy, muscle mass maintenance, and U.S. market entry, in combination with other cost-saving measures. The Restructuring Plan includes a reduction in force of approximately 70 employees, or approximately 65% of its workforce, which the Company expects to substantially complete by the end of the third quarter of 2025. As part of this Restructuring Plan, the Company expects to incur severance and severance-related charges of approximately $1.5 million. The Company’s estimated restructuring charges is based on a number of assumptions. Actual results may differ materially and the Company may also incur other charges or cash expenditures not currently contemplated or that cannot be currently estimated due to events that may occur as a result of, or be associated with, the Restructuring Plan.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis includes information that our management believes is relevant to an assessment and understanding of our condensed consolidated results of operations and financial condition. The discussion and analysis should be read together with the unaudited consolidated financial statements as of and for the three and six months ended June 30, 2025 and June 30, 2024 included in this Quarterly Report on Form 10-Q, and the audited consolidated financial statements as of and for the years ended December 31, 2024 that are included in our Annual Report on Form 10-K filed with the SEC on March 27, 2025, as amended by Amendment No. 1 to the Annual Report on Form 10-K filed with the SEC on August 19, 2025 (together, the “Annual Report on Form 10-K”). This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 10-K and this Quarterly Report on Form 10-Q. For purposes of this section, all references in this discussion and analysis to “Allurion,” the “Company”, “we,” “us,” or “our” refers to the business and operations of Allurion Technologies, Inc. and its consolidated subsidiaries following the consummation of the Business Combination and to Legacy Allurion and its consolidated subsidiaries prior to the consummation of the Business Combination. “Legacy Allurion” refers to Allurion Technologies, LLC, which was previously known as Allurion Technologies Opco, Inc. (formerly Allurion Technologies, Inc.) prior to the consummation of the Business Combination.

Restatement of Previously Issued Financial Statements

As discussed in the Explanatory Note to this Form 10-Q, the Company is restating its previously issued unaudited condensed consolidated financial statements as of and for the three and six months ended June 30, 2024. As a result, the previously reported financial information as of and for the three and six months ended June 30, 2024 in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” has been amended and restated to reflect the restatement. See the section entitled “Restatement of Previously Issued Financial Statements” in Note 2 “Restatement of Previously Issued Financial Statements” to the unaudited consolidated financial statements included in this Form 10-Q for further detail regarding the restatement, including descriptions of the adjustments and the impacts on our unaudited consolidated financial statements.

Other than the effect of the restatement noted above, the information as of and for the three and six months ended June 30, 2024 included in this section has not been otherwise modified and does not reflect any information or events occurring after August 14, 2024, the filing date of the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, or modify or update those disclosures affected by events that occurred at a later date or facts that subsequently became known to the Company, except to the extent they are otherwise required to be included and discussed herein.

Overview

Allurion is a leading medical device company that is focused on creating a best-in-class weight loss platform to treat obese and overweight patients. Our platform, the Allurion Program (the “Allurion Program”), features the world’s first and only swallowable, procedureless™ intragastric balloon for weight loss (the “Allurion Balloon”) and offers artificial intelligence (“AI”)-powered remote patient monitoring tools, a proprietary behavior change program, secure messaging and video telehealth that are delivered by the Allurion Virtual Care Suite (“VCS”).

The Allurion Program was designed to achieve metabolically healthy weight loss, which entails losing weight, maintaining that weight loss, and maintaining or increasing muscle mass in the process. Unlike other options that lead to short-term weight loss and muscle wasting, the Allurion Program is intended to deliver longer lasting results while reducing fat and not muscle. We believe the Allurion Program is also synergistic in combination with other weight loss therapies, including glucagon-like peptide 1 (“GLP-1”) receptor agonists.

Our proprietary intragastric balloon, the Allurion Balloon, is swallowed as a capsule under the guidance of a health care provider without surgery, endoscopy, or anesthesia for placement.

The Allurion VCS is comprised of tools to support patients’ weight loss experience, which we believe benefit both patients and health care providers:

1.For Allurion Program patients: Every current Allurion Program patient receives an Allurion Connected Scale (“Allurion Connected Scale”) and access to our mobile app (the “App”), which integrates data from the Allurion Connected Scale to conveniently monitor weight, muscle mass, body fat, activity, sleep, and several other critical metrics. The App can also enable secure messaging and video telehealth with the patient’s care team and can deliver content from Allurion’s proprietary behavior change program—and library of 100 weight loss actions related to diet, nutrition, exercise, mental health, sleep, goal setting, and a number of other topics—directly to the patient. The App is available in 15 languages.

2.For Allurion Program providers: Our clinic dashboard, Allurion Insights, provides end-to-end remote patient monitoring powered by the Allurion Iris AI platform, which leverages machine learning to deliver key insights related to patient tracking data. Allurion Insights offers real-time access to patient data and AI-powered analytics, note functionality to keep track of patient encounters, and clinic-wide metrics that provide a snapshot of the clinic’s overall performance.

In addition to its use by Allurion Balloon patients, we believe the VCS can potentially be a platform for optimal long-term follow up after other medical and surgical weight loss interventions in the future. We have incorporated a Treatment Tracking and Clinic-Led Onboarding feature into the VCS that enables seamless onboarding and management of patients undergoing one or multiple weight loss treatments, including gastric balloons such as the Allurion Balloon, surgery, or medication, and in April 2024, launched the VCS in the United States for patients utilizing other weight loss treatments, including anti-obesity medications and bariatric surgery.

Our Allurion Program products are currently sold in Europe, the Middle East, Africa, Latin America, Canada and the Asia-Pacific region.

Since our inception, we have incurred significant operating losses. Our ability to generate revenue and achieve cost improvements sufficient to achieve profitability will depend on the successful further development and commercialization of our products and receipt and maintenance of regulatory approvals. We generated revenue of $9.0 million and $21.2 million for the six months ended June 30, 2025 and 2024, respectively, and incurred losses from operations of $14.2 million and $20.7 million for those same periods, respectively. We expect to continue to incur net losses for the foreseeable future as we focus on obtaining regulatory approvals for our products in new markets, refining our sales and marketing strategies, and continuing research and development efforts to further enhance our existing products. Further, following the closing of the Business Combination, we have incurred, and expect to continue to incur, additional costs associated with operating as a public company. As a result, we will need additional funding for expenses related to our operating activities, including selling, marketing, general and administrative, and research and development expenses.

Because of the numerous risks and uncertainties associated with obtaining and maintaining regulatory approval, market acceptance of our products, product development and enhancement, and commercialization, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Until such time, if ever, as we can generate substantial revenue sufficient to achieve profitability, we expect to finance our operations through a combination of equity offerings and debt financings. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the further development and commercialization efforts of one or more of our products, or may be forced to reduce or terminate our operations. See the subsections entitled—“Liquidity and Capital Resources” and “Recent Developments” below.

Recent Developments

Reverse Stock Split

On January 3, 2025, our 1-for-25 reverse stock split (the “Reverse Stock Split”) was effective following approval by stockholders at the Company’s 2024 annual meeting in December 2024. As a result, every 25 shares of our issued Common Stock were combined into one share of our Common Stock. No fractional shares of our Common Stock were issued as a result of the Reverse Stock Split. Stockholders who would otherwise have held a fraction of a share of Common Stock of the Company automatically received an additional fraction of a share of Common Stock to round up to the next whole share. The shares of our Common Stock retained a par value of $0.0001 per share. Trading of the Common Stock on the NYSE commenced on a split-adjusted basis at market open on January 3, 2025 under the existing trading symbol “ALUR.”

Omnibus Amendment

On January 7, 2025, we entered into an Omnibus Amendment (the “Omnibus Amendment”) by and among us, Allurion Technologies, LLC (“Allurion OpCo”), Allurion Australia Pty Ltd, Allurion France, and RTW Investments, LP (together with its affiliates, “RTW”) and certain of its affiliates, to amend (i) the Note Purchase Agreement, dated as of April 14, 2024 (as amended, the “Amended Note Purchase Agreement”), by and among us, RTW and Acquiom Agency Services LLC, the Revenue Interest Financing Agreement, dated as of February 9, 2023 (as amended, the “Revenue Interest Financing Agreement”), by and among us and RTW (such financing, the “Revenue Interest Financing”) and the additional Revenue Interest Financing Agreement, dated as of October 30, 2024 (as amended, the “New RIFA”), by and among us and RTW (collectively, the “Existing Documents”).

The Omnibus Amendment requires (i) us and Allurion OpCo to maintain certain minimum balances of unrestricted cash in controlled accounts in the United States in the amounts corresponding to the calculations set forth therein, and (ii) us to receive minimum trailing 12-month consolidated Revenue (as defined in the Existing Documents) at amounts designated in the Omnibus Amendment, tested quarterly beginning with the 12-month period ending September 30, 2025. The Omnibus Amendment also requires that (i) Allurion France shall have successfully regained marketing authorization from the Agence Nationale de Sécurité du Médicament (“ANSM”) to resume the Commercialization (as defined in the Existing Documents) of the Product (as defined in the

Existing Documents) in France on or prior to December 31, 2025, which occurred in February 2025 as discussed further below, and (ii) Allurion OpCo shall have received marketing authorization from the U.S. Food and Drug Administration (the “FDA”) for the commercialization of the Product in the United States no later than June 30, 2026.

Pursuant to the Omnibus Amendment, the purchasers shall receive a number of shares of the Common Stock, representing five percent of our fully-diluted shares outstanding (without regard to any beneficial ownership limitations) immediately after the closing of the offering and sale of Additional Shares (as defined in the Existing Documents) to be consummated no later than February 15, 2025, in connection with which we raised at least $12.0 million in aggregate net proceeds; provided that, in the event we cannot issue shares of Common Stock to the purchasers thereunder due to applicable law, we shall instead issue an equivalent (as-converted) number of shares of a newly created series of Series A-1 non-voting preferred stock, par value $0.0001 per share (the “Series A-1 Preferred Stock”), and will include a proposal in a definitive proxy statement on Schedule 14A seeking stockholder approval no later than December 31, 2025 to allow the conversion of Series A-1 Preferred Stock into Common Stock; provided further that, each share of Series A-1 Preferred Stock outstanding on December 31, 2026 shall, except to the extent prohibited by Delaware law governing distributions to stockholders (including the Delaware General Corporation Law), be redeemed by us for cash in an amount equal to the as-converted value of the underlying Common Stock.

The Omnibus Amendment also provides that we will ensure RTW shall have the right to designate one director to the Board, which director is currently Nicholas Lewin, and as of the Amendment Effective Date (as defined in the Omnibus Amendment), RTW has the right to designate a second director to the Board, which additional director is initially R. Jason Richey.

Topline AUDACITY FDA Pivotal Trial Results

On January 8, 2025, we announced topline results from our AUDACITY pivotal trial evaluating the safety and efficacy of the Allurion Balloon. The AUDACITY trial was an open-label, multicenter, randomized, controlled trial and was the first FDA pivotal trial on an intragastric balloon for weight loss to report primary outcomes beyond nine months. The AUDACITY trial achieved its responder rate co-primary endpoint by demonstrating that more than 50% of Allurion Balloon subjects lost more than 5% of their total body weight at 48 weeks (58%; p-value = 0.0089). At 48 weeks, Allurion Balloon subjects exhibited substantially greater weight loss compared to control subjects with a 3.77% mean difference in total body weight loss, resulting in a 2.69% superiority margin. This margin was less than the pre-specified 3% superiority margin needed to meet the comparative co-primary endpoint (p-value=0.1616). At 40 weeks, the 4.22% mean difference in total body weight loss between groups exceeded a 3% superiority margin.

The rate of serious adverse events in Allurion Balloon subjects in the AUDACITY trial was 3.1%, the lowest reported in a pivotal FDA trial for a liquid-filled intragastric balloon indicated for weight loss.

Based on the results of the AUDACITY trial, the fourth and final module of the premarket approval application (“PMA”) was submitted to the FDA.

January 2025 RTW Private Placement

On January 14, 2025, we entered into a subscription agreement (the “January 2025 Subscription Agreement”) with funds affiliated with RTW, pursuant to which we agreed to issue and sell 841,751 shares of Common Stock for an aggregate purchase price of approximately $2.5 million at a purchase price of $2.97 per share (the “January 2025 RTW Private Placement”). The January 2025 RTW Private Placement closed on January 16, 2025.

January 2025 Public Offering and Concurrent Private Placement

On January 24, 2025, we entered into a securities purchase agreement (the “January 2025 Securities Purchase Agreement”) with certain accredited investors named therein, pursuant to which we agreed to issue and sell 1,240,000 shares of Common Stock (the “January 2025 Offering”) and 1,240,000 accompanying common warrants (the “January 2025 Warrants”) to purchase up to 1,240,000 shares of Common Stock upon exercise of the January 2025 Warrants in a concurrent private placement (the “January 2025 Private Placement”), at an offering price of $6.00 per share and accompanying January 2025 Warrant. The January 2025 Offering and January 2025 Private Placement closed on January 27, 2025 with net proceeds of approximately $5.8 million, after deducting the placement agent fees and estimated offering expenses payable by the Company.

February 2025 Public Offering and Concurrent Private Placement

On February 19, 2025, we entered into a securities purchase agreement (the “February 2025 Securities Purchase Agreement”) with certain accredited investors named therein, pursuant to which we agreed to issue and sell 900,000 shares of Common Stock (the “February 2025 Offering”), and 1,800,000 accompanying common warrants (the “February 2025 Warrants”) to purchase up to 1,800,000 shares of Common Stock upon exercise of the February 2025 Warrants in a concurrent private placement (the “February 2025 Private Placement”), at an offering price of $5.23 per share and accompanying February 2025 Warrant. The February 2025 Offering and February 2025 Private Placement closed on February 20, 2025, and resulted in net proceeds of approximately $3.9 million, after deducting the placement agent fees and estimated offering expenses payable by the Company.

Leavitt Private Placement

On February 19, 2025, we entered into a subscription agreement (the “Leavitt Subscription Agreement”) with an accredited investor affiliated with Leavitt Equity Partners LLC (collectively, “Leavitt”), pursuant to which we agreed to issue and sell 267,686 shares of Common Stock (the “Private Placement Shares”) and common warrants to purchase up to 535,372 shares of Common Stock (the “Leavitt Private Placement Warrants” and together with the February 2025 Warrants, the “February 2025 Offering Warrants”), at a purchase price of $5.23 per share and accompanying Leavitt Private Placement Warrant (the “Leavitt Private Placement”). The Leavitt Private Placement closed on February 20, 2025 with net proceeds of $1.3 million after deducting placement agent fees of $0.1 million.

Resumption of Sales in France

On February 13, 2025, we announced that we were relaunching the Allurion Balloon in France after the ANSM, the French regulatory authority, repealed its temporary suspension of sales of the device following our completion of the remediation plan we developed in cooperation with the agency and we were cleared to resume sales of the Allurion Balloon, effective immediately.

Second Amendment to Note Purchase Agreement

On April 15, 2025, we entered into the Second Amendment to Note Purchase Agreement (the “Second Amendment to Note Purchase Agreement”) with the purchasers of the RTW Convertible Notes (the “Purchasers”) and RTW, as agent for the purchasers, which amended the Amended Note Purchase Agreement to reflect additional conversion and other provisions, including provisions permitting the conversion of a portion of the RTW Convertible Notes at reduced conversion prices, resulting in the potential issuance of additional shares, which was approved by our stockholders at the Special Meeting of Stockholders held on April 10, 2025.

The Second Amendment to Note Purchase Agreement provides for the mandatory conversion of $5.0 million of principal amount of the RTW Convertible Notes in the event our market capitalization, as determined in accordance with the rules of the NYSE or such other nationally recognized securities exchange upon which the Common Stock is then listed, is reasonably expected to fall below $15.0 million (the “Market Capitalization Condition”). In the event such Market Capitalization Condition is triggered, the Purchasers shall provide notice to the Company, and the Company shall accept such notice, to convert $5.0 million aggregate principal amount of the RTW Convertible Notes at the Floor Conversion Rate (defined below), and such amount shall be converted into 1,492,539 shares of our Common Stock.

On April 16, 2025, the Purchasers provided notice of conversion of $5.0 million of principal amount of the RTW Convertible Notes based on the closing price of the Common Stock on the immediately preceding trading day and resulting market capitalization of less than $15.0 million. The parties that it is reasonably expected that such market capitalization will remain below $15.0 million for the period of time that would result in delisting under NYSE rules and, accordingly, that the Market Capitalization Condition had been triggered and such mandatory conversion of $5.0 million of principal amount of the RTW Convertible Notes shall occur at the floor price of $3.35 per share. The Company subsequently issued an aggregate of 1,492,539 shares of Common Stock (subject to rounding for fractional shares) in accordance with the terms of the Second Amendment to Note Purchase Agreement.

In the event such Market Capitalization Condition is triggered, the Purchasers also have the right to provide us notice to convert up to an additional $5.0 million of aggregate principal amount of the RTW Convertible Notes into shares of Common Stock at an agreed conversion rate. We have the right to accept or reject such conversion in our sole discretion. The parties will mutually agree on the agreed conversion rate, provided that it is not more than 298.5075 shares of Common Stock per $1,000 principal amount of the RTW Convertible Notes, reflecting a floor conversion price of $3.35 per share of Common Stock (such rate, the “Floor Conversion Rate”).

In addition, without regard to the Market Capitalization Condition, the Purchasers may provide us notice to convert up to an additional $5.0 million aggregate principal amount of the RTW Convertible Notes into shares of Common Stock at the 5-Day VWAP Conversion Rate, which we may accept or reject in our sole discretion. The “5 Day VWAP Conversion Rate” is the lesser of (i) the quotient of $1,000 divided by the daily volume weighted average price of the Common Stock for the five consecutive trading day period ending on the trading day immediately preceding the date of the delivery of the notice, discounted by five percent and (ii) the Floor Conversion Rate.

Finally, during the one year period ending on April 15, 2026, the Purchasers in their sole discretion may provide us notice to convert up to an additional $1.0 million aggregate principal amount of the RTW Convertible Notes in any 30-day period into shares of Common Stock at the 5-Day VWAP Conversion Rate. If the Purchasers do not exercise their right to provide a notice to convert all or a portion of $1.0 million aggregate principal amount of the RTW Convertible Notes per month, any shortfall may be included in the amount to be converted in a subsequent 30-day period. The maximum principal amount of the RTW Convertible Notes that may be converted under such monthly conversion provision is $12.0 million. We may accept or reject any such monthly conversion in our sole discretion.

The Second Amendment to Note Purchase Agreement also contains an agreement by the Purchasers that, without our prior written consent, until the Voting Agreement Termination Date (defined below), at any meeting of our stockholders, including any postponement, recess or adjournment thereof, or in any other circumstance in which a vote, consent or other approval of stockholders is sought, the Purchasers will either, at their sole option (i) abstain from voting the shares of Common Stock issued pursuant to the new conversion provisions set forth in the Second Amendment to Note Purchase Agreement described above, or (ii) vote such shares in proportion to the votes cast on the applicable matter with respect to the shares of Common Stock beneficially owned by persons other than the Purchasers or any of their affiliates. Such voting agreement shall terminate upon the earlier of (i) the effective date of any Fundamental Change or Make-Whole Fundamental Change (as such terms are defined in the Amended Note Purchase Agreement) and (ii) the date on which the Purchasers and their affiliates collectively have the power to vote shares of Common Stock (including the shares issued upon conversion pursuant to the Second Amendment to Note Purchase Agreement) representing less than 9.9% of the voting power of the outstanding shares of the Company (such date, the “Voting Agreement Termination Date”).

Submission of Fourth and Final Module of Pre-Market Approval Application

On July 7, 2025, we announced that we submitted to the FDA the fourth and final module of our pre-market approval (“PMA”) application, which included additional supportive analyses from our AUDACITY trial that meet both of the pre-specified co-primary endpoints. Topline results announced previously showed that the AUDACITY trial met its first co-primary endpoint related to responder rate at 48 weeks. Allurion Balloon subjects also exhibited substantially greater weight loss compared to control subjects at 48 weeks, with a mean difference in total body weight loss of 3.77%, resulting in a 2.69% super-superiority margin. This margin was less than the pre-specified 3% super-superiority margin needed to meet the comparative co-primary endpoint and was impacted, in part, by higher-than-expected weight loss in control subjects.

Additional analyses submitted in our PMA application were conducted to account for the results seen in the control group. Using imputation methods that account for the variations observed in the control subjects, the mean difference in weight loss between the treatment and control groups at 48 weeks was 4.34% with a super-superiority margin of 3.14%, exceeding the pre-specified 3% super-superiority margin in the second co-primary endpoint (p = .0142).

At 40 weeks, using these imputation methods, the mean difference in weight loss between the treatment and control groups was 4.90% with a super-superiority margin of 3.75%, considerably exceeding the pre-specified margin in the second co-primary endpoint (p = .0006).

Strategic Restructuring and Reduction in Force

On August 5, 2025, we announced a strategic restructuring plan (the “Restructuring Plan”), pursuant to which we intend to focus on low-dose GLP-1 combination therapy, muscle mass maintenance, and U.S. market entry, in combination with other cost-saving measures. We launched several R&D, clinical and commercial initiatives in the second quarter of 2025 in light of this shift, including the below:

•

We signed a term sheet with a strategic partner to expand ex-US distribution and enhance the R&D pipeline, including the potential joint development of a novel, GLP-1 drug-eluting intragastric balloon.

•

We submitted our protocol for a prospective, multi-center study on the combination of the Allurion Program with a low-dose of GLP-1 for weight loss while maintaining muscle mass and increasing GLP-1 adherence to Institutional Review Boards (“IRBs”) in Europe for approval, and expect to begin enrollment for such study this year.

•	We commenced a transition to distribution partners with access to physician networks prescribing GLP-1s and equipped with teams and infrastructure to deliver metabolically healthy weight loss.

The Restructuring Plan includes a reduction in force of approximately 70 employees, or approximately 65% of its workforce, which we expect to substantially complete by the end of the third quarter of 2025. As part of this Restructuring Plan, we expect to incur severance and severance-related charges of approximately $1.5 million. Our estimated restructuring charges is based on a number of assumptions. Actual results may differ materially and we may also incur other charges or cash expenditures not currently contemplated or that cannot be currently estimated due to events that may occur as a result of, or be associated with, the Restructuring Plan.

Key Factors Affecting Our Operating Results

We believe that our performance and future success depend on many factors that present significant opportunities but also pose risks and challenges, including those discussed below and in the “Risk Factors” section of our Annual Report on Form 10-K.

•

Market Acceptance. The growth of our business depends on our ability to gain broader acceptance of our current products by continuing to make health care providers aware of the benefits of our products to generate increased demand and frequency of use, and thus increase our sales. Our ability to grow our business will also depend on our ability to expand our customer base in existing or new target markets. Although we have increased the number of patients treated with our products through our established relationships and focused sales efforts, we cannot provide assurance that our efforts will continue to increase the use of our products.

•

Regulatory approval and timing and efficiency of new product introductions. We must successfully obtain timely approvals, maintain regulatory approval, successfully implement any remediation programs required by regulators to resume sales of the Allurion Balloon, and introduce new products that gain acceptance with health care providers. For our sales to grow, we will also need to obtain regulatory approval of our existing product and any new products or modifications/enhancements to our existing products in the markets that we operate in and new markets as applicable.

•

Sales force size and effectiveness. The speed at which newly hired salespeople become effective can impact our revenue growth or our costs incurred in anticipation of such growth. We intend to continue to improve and increase performance in our sales and marketing organization, and expand our international programs to help facilitate further adoption of our products as well as broaden awareness of our products to new customers.

•

Product and geographic mix; timing. Our financial results, including our gross margins, may fluctuate from period to period based on the timing of orders, fluctuations in foreign currency exchange rates, and the number of available selling days in a particular period, which can be impacted by a number of factors, such as holidays or days of severe inclement weather in a particular geography, the mix of products sold, and the geographic mix of where products are sold.

Operating Segments

We operate our business in a single segment and as one reporting unit, which is how our chief operating decision maker (“CODM”), our chief executive officer, reviews financial performance and allocates resources. The CODM reviews financial information presented on a regular basis at the consolidated level for purposes of allocating resources and evaluating financial performance. Since we operate as one operating segment, all required financial segment information can be found in the consolidated financial statements.

Components of Our Results of Operations

Revenue

We derive revenue from the sale of the Allurion Balloon to customers, which are either distributors or health care providers. The Allurion Balloon is the foundation of the Allurion Program, a holistic weight loss program that offers patients the opportunity to receive, and clinic and other health care providers the ability to deliver, behavior change assistance through their use of our remote patient support and monitoring tools.

Cost of Revenue

Cost of revenue consists primarily of costs that are closely correlated or directly related to the delivery of our products, including material costs, labor costs, and depreciation expense for fixed assets.

Operating Expenses

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries and related expenses (including commissions) for our sales and marketing personnel. Marketing programs consist of advertising, training events, brand building, product marketing activities and shipping costs.

Research and Development Expenses

Our research and development expenses consist of costs associated with performing research and development activities such as registering our products in various jurisdictions and performing clinical trials. These costs include salaries and benefits, stock-based compensation, non-capitalizable software development costs, product development costs, materials and supplies, clinical trial activities, registration expenses, depreciation of equipment and other outside services.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel-related costs, including stock-based compensation, for our personnel in executive, information technology, finance and accounting, human resources and other administrative functions. General and administrative expenses also include legal fees relating to corporate matters; professional fees paid for accounting, auditing, consulting and tax services; insurance costs; travel expenses; office and information technology costs; and facilities, depreciation and other expenses related to general and administrative activities, which include direct or allocated expenses for rent and maintenance of facilities and utilities.

Other Income (Expense), Net

Interest Expense

Interest expense consists of interest expense associated with outstanding borrowings under our debt obligations as well as the amortization of debt issuance costs and discounts associated with such borrowings.

Change in Fair Value of Warrants

The change in fair value of warrants consists of the expense recognized upon the mark to market of our warrant liabilities.

Change in Fair Value of Debt

The change in fair value of debt consists of the expense recognized upon the mark to market of our convertible debt.

Change in Fair Value of Revenue Interest Financing and PIPE Conversion Option

The change in fair value of Revenue Interest Financing and PIPE Conversion Option consists of the expense recognized upon the mark to market of the Revenue Interest Financing with RTW and the issuance and mark to market of the PIPE Conversion Option. See Note 11, Fair Value Measurements for further information.

Change in Fair Value of Earn-out Liabilities

The change in fair value of earn-out liabilities consists of the gain or loss recognized upon mark to market of the contingent earn-out consideration. See Note 11, Fair Value Measurements for further information.

Loss on extinguishment of debt

The loss on extinguishment of debt consists of the loss recognized upon the termination of our Fortress Term Loan and RTW Convertible Notes.

Other Income (Expense), net

Other income (expense), net consists of interest earned on our invested cash balances, which primarily consist of deposit accounts and money market funds, foreign currency transaction gains and losses and expense associated with our Share Obligation liability (as defined in Note 9, Debt, in the accompanying notes to the condensed consolidated financial statements). See Note 11, Fair Value Measurements, for further information.

Results of Operations

Comparison of the Three and Six Months Ended June 30, 2025 and 2024 (unaudited)

The following table summarizes our results of operations for the three and six months ended June 30, 2025 and 2024 (in thousands):

	Three Months Ended June 30,			Six Months Ended June 30,
	2025	2024	Change	2025	2024	Change
		(Restated)			(Restated)
Revenue	$3,379	$11,766	$(8,387)	$8,959	$21,152	$(12,193)
Cost of revenue	882	2,773	(1,891)	2,301	5,293	(2,992)

Gross profit	2,497	8,993	(6,496)	6,658	15,859	(9,201)

Operating expenses:
Sales and marketing	2,412	6,718	(4,306)	6,033	12,863	(6,830)
Research and development	1,800	4,310	(2,510)	4,424	10,035	(5,611)
General and administrative	5,237	7,311	(2,074)	10,435	13,697	(3,262)

Total operating expenses:	9,449	18,339	(8,890)	20,892	36,595	(15,703)

Loss from operations	(6,952)	(9,346)	2,394	(14,234)	(20,736)	6,502

Other income (expense):
Interest expense	—	(339)	339	—	(2,270)	2,270
Changes in fair value of warrants	2,064	1,376	688	7,733	4,507	3,226
Change in fair value of debt	(4,530)	8,070	(12,600)	(1,200)	8,070	(9,270)
Changes in fair value of Revenue Interest Financing and PIPE conversion option	60	(5,994)	6,054	(3,760)	(8,094)	4,334
Changes in fair value of earn-out liabilities	105	5,690	(5,585)	1,015	19,880	(18,865)
Loss on extinguishment of debt	(660)	(8,713)	8,053	(660)	(8,713)	8,053
Other income (expense), net	621	999	(378)	408	1,171	(763)

Total other income:	(2,340)	1,089	(3,429)	3,536	14,551	(11,015)
Income (loss) before income taxes:	(9,292)	(8,257)	(1,035)	(10,698)	(6,185)	(4,513)
Provision for income taxes:	(43)	(65)	22	(138)	(141)	3

Net income (loss)	$(9,335)	$(8,322)	$(1,013)	$(10,836)	$(6,326)	$(4,510)

Revenue

Revenue decreased $8.4 million, or 71%, to $3.4 million and decreased $12.2 million, or 58%, to $9.0 million for the three and six months ended June 30, 2025, respectively, compared to the same period in 2024. The decrease in revenue was primarily the result of the distributor transitions initiated in the second quarter of 2025, lower investment in sales and marketing as we move our strategy from business to business to customer and away from direct to customer, as well as the temporary suspension of sales in France. The decrease was also driven by selling less or no product to certain distributors and accounts to manage our credit risk.

Cost of Revenue

Cost of revenue decreased $1.9 million, or 68%, to $0.9 million for the three months ended June 30, 2025, and decreased $3.0 million, or 57%, to $2.3 million for the six months ended June 30, 2025 compared to the same periods in 2024. The decrease in cost of revenue was a direct result of decreased gastric balloon units sold.

Gross Profit

Gross profit decreased $6.5 million, or 72%, to $2.5 for the three months ended June 30, 2025, and decreased $9.2 million, or 58%, to $6.7 million for the six months ended June 30, 2025 compared to the same periods in 2024. The decrease in gross profit was primarily the result of a decrease in revenue and sales volume of our gastric balloon system.

Operating Expenses

Sales and Marketing Expenses

Sales and marketing expenses decreased $4.3 million, or 64%, to $2.4 million for the three months ended June 30, 2025, compared to the same period in 2024. The decrease in sales and marketing expenses was the result of a $2.2 million decrease in salaries and related benefit costs due to lower headcount as a result of a restructuring implemented during the fourth quarter of 2024, a $1.4 million decrease in marketing spend driven by a reorganization of our selling and marketing spend driven by a reorganization of our selling and marketing spend focusing on more efficient channels and geographies, and a $0.6 million decrease in shipping and logistics expenses.

Sales and marketing expenses decreased $6.8 million, or 53%, to $6.0 million for the six months ended June 30, 2025, as compared to the same period in 2024. The decrease in sales and marketing expenses was the result of a $3.8 million decrease in salaries and related benefit costs due to lower headcount as a result of a restructuring implemented during the fourth quarter of 2024, a $2.5 million decrease in marketing spend driven by a reorganization of our selling and marketing spend focusing on more efficient channels and geographies, and a $0.3 million decrease in shipping and logistics expenses.

Research and Development Expenses

Research and development expenses decreased $2.5 million, or 58%, to $1.8 million for the three months ended June 30, 2025, compared to the same period in 2024. The decrease in research and development expenses was primarily the result of a $1.6 million decrease in costs related to the AUDACITY clinical trial as the fourth and final module of the PMA was submitted to the FDA and a $0.8 million decrease attributable to salaries and related benefit costs due to lower headcount as a result of the restructuring implemented during the fourth quarter of 2024.

Research and development expenses decreased $5.6 million, or 56%, to $4.4 million for the six months ended June 30, 2025, compared to the same period in 2024. The decrease in research and development expenses was primarily the result of a $3.0 million decrease in costs related to the AUDACITY clinical trial as the fourth and final module of the PMA was submitted to the FDA and a $1.6 million decrease attributable to salaries and related benefit costs due to lower headcount as a result of the restructuring implemented during the fourth quarter of 2024.

General and Administrative Expenses

General and administrative expenses decreased $2.1 million, or 28%, to $5.2 million for the three months ended June 30, 2025, compared to the same period in 2024. The decrease in general and administrative expenses was primarily the result of a $1.8 million decrease in legal and professional fees, inclusive of $1.4 million in one-time legal fees in connection with the Amended Note Purchase Agreement with RTW and a $1.3 million decrease attributable to salaries, benefits and related costs due to lower headcount as a result of the restructuring implemented during the fourth quarter of 2024. This decrease was partially offset by a $0.8 million increase in bad debt expense.

General and administrative expenses decreased $3.3 million, or 24%, to $10.4 million for the six months ended June 30, 2025, compared to the same period in 2024. The decrease in general and administrative expenses was primarily the result of a $2.8 million decrease attributable to salaries, benefits and related costs due to lower headcount as a result of the restructuring implemented during the fourth quarter of 2024 and a $1.4 million decrease in legal and professional fees, inclusive of $1.4 million in one-time legal fees in connection with the Amended Note Purchase Agreement with RTW. This decrease was partially offset by a $0.8 million increase in bad debt expense.

Other income (expense)

Interest Expense

Interest expense decreased $0.4 million, or 100%, to zero for the three months ended June 30, 2025 and $2.3 million, or 100%, to zero for the six months ended June 30, 2025, compared to the same periods in 2024. The decrease in interest expense was due the termination of our Fortress Term Loan in April 2024.

Change in Fair Value of Warrants

The $2.1 million and $7.7 million gains attributable to the change in fair value of warrants for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, were due to mark to market fluctuations in our warrant liabilities due to the decline in value of our Common Stock during the periods.

Change in Fair Value of Debt

The $4.5 million and $1.2 million losses (as restated) attributable to the change in fair value of debt for each of the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, was due to mark to market fluctuations in our convertible debt.

Change in Fair Value of Revenue Interest Financing and PIPE Conversion Option

The $0.1 million gain and $3.8 million loss (as restated) attributable to the change in fair value of the Revenue Interest Financing and PIPE Conversion Option for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, was due to mark to market fluctuations in our Revenue Interest Financing during the period driven by an increase in the discount rate.

Change in Fair Value of Earn-Out Liabilities

The $0.1 million and $1.0 million gains attributable to the change in the fair value of earn-out liabilities for the three and six months ended June 30, 2025, respectively, compared to the same periods in 2024, were due to the decline in value of our Common Stock during the periods.

Loss on extinguishment of debt

The $0.7 million loss on extinguishment of debt for both the three and six months ended June 30, 2025 was due to the loss on extinguishment of the RTW Convertible Notes in connection with the Second Amendment to Note Purchase Agreement. The $8.7 million loss attributable to the loss on extinguishment of debt for both the three and six months ended June 30, 2024 was due to the loss on extinguishment of our Fortress Term Loan in April 2024.

Other Income (Expense), Net

The change in Other income (expense), net for the three months ended June 30, 2025 compared to the same period in 2024 was a loss of $0.4 million. primarily driven by a $0.2 million decrease in other income. The change in Other income (expense), net for the six months ended June 30, 2025 compared to the same period in 2024, was a loss of $0.8 million driven by a $0.9 million loss related to the Share Obligation during the current six month period.

Provision for Income Taxes

We recorded a provision for income taxes of less than $0.1 million and $0.1 million for the three and six months ended June 30, 2025, respectively. These provisions for income taxes are due to net income in certain foreign jurisdictions.

Liquidity and Capital Resources

Since our inception, we have primarily obtained cash to fund our operations through the sale of Common Stock and preferred stock, issuance of term loans, and issuance of convertible debt instruments. As of June 30, 2025, we had $12.7 million in cash and cash equivalents. We incurred operating losses of $14.2 million and $20.7 million for the six months ended June 30, 2025 and 2024, respectively. We incurred cash outflows from operating activities of $17.1 million and $17.6 million during the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025, we had an accumulated deficit of $233.0 million. We expect to continue to generate operating losses for the foreseeable future.

Our future capital requirements will depend on many factors, including:

•	the emergence of competing innovative weight loss experiences and other adverse business developments;

•	the timing and extent of our sales and marketing and research and development expenditures; and

•	any investments or acquisitions we may choose to pursue in the future.

Our revenue for the six months ended June 30, 2025 was $9.0 million, which represented a quarter-over-quarter decrease of 58%. The decrease in revenue was primarily the result of the distributor transitions initiated in the second quarter of 2025, lower investment in sales and marketing as we move our strategy from business to business to customer and away from direct to customer, as well as the temporary suspension of sales in France. The decrease was also driven by selling less or no product to certain distributors and accounts to manage our credit risk. If our current cash and anticipated revenue and resulting cash flows from operations are insufficient to satisfy our liquidity requirements, due to increased expenditures, lower demand for or sales of our gastric balloon system, the occurrence of other events or the realization of the risks described in our Annual Report on Form 10-K under the heading “Risk Factors,” we may be required to raise additional capital through the issuances of public or private equity or debt financing or other capital sources earlier than expected.

Until such time as we can generate sufficient revenue to fund operations, we expect to use proceeds from the issuance of equity, debt financings, or other capital transactions to fund our operations and satisfy our liquidity requirements, but the amount and timing of such financings are uncertain. We may be unable to increase our revenue, raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to increase our revenue, raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue our operations or the development and commercialization of one or more of our product candidates and other strategic initiatives. Based on our recurring losses from operations incurred since inception, the expectation of continuing operating losses for the foreseeable future, and the need to raise additional capital to finance our future operations and debt service payments, we have concluded that there is substantial doubt about our ability to continue as a going concern for a period of one year from the date that the condensed consolidated financial statements included in this Quarterly Report on Form 10-Q are issued.

Financing Arrangements

Leavitt Private Placement

On February 20, 2025, we received net proceeds of $1.3 million from the issuance of 267,686 shares of Common Stock and 535,372 Leavitt Private Placement Warrants at an offering price of $5.23 per share and accompanying warrant.

February 2025 Public Offering and Concurrent Private Placement

On February 20, 2025, we received net proceeds of $3.9 million from the issuance of 900,000 shares of Common Stock and 1,800,000 February 2025 Warrants at an offering price of $5.23 per share and accompanying warrant.

January 2025 Public Offering and Concurrent Private Placement

On January 27, 2025, we received net proceeds of $5.8 million from the issuance of 1,240,000 shares of Common Stock and 1,240,000 January 2025 Warrants at an offering price of $6.00 per share and accompanying warrant.

January 2025 RTW Private Placement

On January 16, 2025, we received net proceeds of $2.5 million from the issuance of 841,751 shares of Common Stock to funds affiliated with RTW as a purchase price of $2.97 per share.

Public Offering and Concurrent Private Placement

On July 1, 2024, we received $15.2 million in net proceeds from the issuance of 576,261 shares of Common Stock and 662,701 Public Offering Warrants and $2.5 million in net proceeds from the sale and issuance of 2,260,159 shares of Series A Preferred Stock (as converted to 90,407 shares of Common Stock following the Series A Stockholder Approval and Reverse Stock Split) and 90,407 July 2024 Private Placement Warrants in the July 2024 Private Placement, in each case at an offering price of $30.00 per share and accompanying warrant. On July 5, 2024, the underwriters in the public offering partially exercised their option to purchase an additional 77,091 shares of Common Stock for additional net proceeds of $2.2 million.

Note Purchase Agreement

On April 16, 2024, we received $48 million in gross proceeds from the Amended Note Purchase Agreement with RTW, which proceeds were used to repay all outstanding principal, accrued and unpaid interest and other obligations with respect to the Fortress Term Loan.

On April 15, 2025, we entered into the Second Amendment to Note Purchase Agreement with the Purchasers and RTW. On April 16, 2025, pursuant to the Second Amendment to Note Purchase Agreement, the Purchasers provided notice of conversion of $5.0 million of principal amount of the RTW Convertible Notes based on the closing price of the Common Stock on the immediately preceding trading day and resulting market capitalization of less than $15.0 million. The parties agreed that the Market Capitalization Condition was triggered and such mandatory conversion of $5.0 million of principal amount of the RTW Convertible Notes shall occur at the floor price of $3.35 per share. We subsequently issued an aggregate of 1,492,539 shares of Common Stock (subject to rounding for fractional shares) in accordance with the terms of the Second Amendment to Note Purchase Agreement.

As of June 30, 2025, $43.0 million of the RTW Convertible Notes remain outstanding and are included in convertible notes payable, net of discounts on our consolidated balance sheets. See Note 9, Debt, in the notes to our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2025 and 2024 included within this Quarterly Report on Form 10-Q for additional details regarding the RTW Convertible Notes.

Chardan Purchase Agreement

On December 18, 2023, we entered into the Purchase Agreement with Chardan. Pursuant to the Purchase Agreement, we have the right from time to time at our option to sell to Chardan up to the lesser of (i) $100,000,000 in aggregate gross purchase price of newly issued shares of our Common Stock, and (ii) the Exchange Cap (379,299 shares of Common Stock), subject to certain conditions.

As of June 30, 2025, we have received $1.8 million in net proceeds from sales of shares of our Common Stock pursuant to the Purchase Agreement with Chardan.

Revenue Interest Financing Agreement

On August 1, 2023, we received $40.0 million in proceeds from the Revenue Interest Financing Agreement with RTW, which matures in December 2030. We entered into the Revenue Interest Financing Agreement on February 9, 2023 and received the proceeds at the closing of the Business Combination. On April 14, 2024, the Revenue Interest Financing Agreement was amended to, among other things, increase the rate of revenue interest payments to be paid to RTW. The Revenue Interest Financing Agreement is included in Revenue Interest Financing liability on our consolidated balance sheet as of June 30, 2025. See Note 10, Revenue Interest Financing, Side Letter, and PIPE Conversion Option in the notes to our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2025 and 2024 included within this Quarterly Report on Form 10-Q for additional details regarding the Revenue Interest Financing Agreement.

On October 22, 2024, funds affiliated with RTW provided notice of their election under the Amended and Restated RTW Side Letter to surrender 30,000 shares of Common Stock representing $7.5 million in consideration for an additional Revenue Interest Financing Agreement. Accordingly, on October 30, 2024, the Company and the funds affiliated with RTW entered into the New RIFA.

Material Cash Requirements for Known Contractual and Other Obligations

Leases

We have entered into various non-cancellable operating leases for our corporate office, manufacturing facilities, research and development labs, management office space and certain equipment. The leases have varying terms expiring between 2025 and 2028. See Note 17, Commitments and Contingencies of the notes to our unaudited interim condensed consolidated financial statements for the three and six months ended June 30, 2025 and 2024 for additional details related to our noncancelable operating leases.

RTW Convertible Notes

On April 16, 2024, we received $48 million in gross proceeds from the Amended Note Purchase Agreement with RTW, which proceeds were used to repay all outstanding principal, accrued and unpaid interest and other obligations with respect to the Fortress Term Loan.

On April 15, 2025, we entered into the Second Amendment to Note Purchase Agreement. On April 16, 2025, pursuant to the Second Amendment to Note Purchase Agreement, the Purchasers provided notice of conversion of $5.0 million of principal amount of the RTW Convertible Notes based on the closing price of the Common Stock on the immediately preceding trading day and resulting market capitalization of less than $15.0 million. The parties agreed that the Market Capitalization Condition was triggered and such mandatory conversion of $5.0 million of principal amount of the RTW Convertible Notes shall occur at the floor price of $3.35 per share. We subsequently issued an aggregate of 1,492,539 shares of Common Stock (subject to rounding for fractional shares) in accordance with the terms of the Second Amendment to Note Purchase Agreement.

Revenue Interest Financing

We received $40.0 million in proceeds from the Revenue Interest Financing Agreement with RTW on August 1, 2023. In exchange, we are obligated to remit to RTW certain revenue interest payments on all current and future products, digital solutions and services developed, imported, manufactured, marketed, offered for sale, promoted, sold, tested or otherwise distributed by Allurion and its subsidiaries at certain specified rates. On April 14, 2024, the Revenue Interest Financing Agreement was amended to, among other things, increase the rate of revenue interest payments to be paid to RTW for net sales less than or equal to $100 million prior to December 31, 2026 from 6% to 12%, and increase the royalty rate on net sales less than or equal to $100 million on or after January 1, 2027 from 10% to 12%.

If RTW has not received aggregate revenue interest payments equal to at least 100% of the Investment Amount by December 31, 2027, we must make a cash payment in an amount sufficient to catch RTW up to 100% of the Investment Amount. If RTW has not received revenue interest payments equal to at least 240% of the Investment Amount by December 31, 2030, we must make a cash payment in an amount sufficient to catch RTW up to 240% of the Investment Amount.

Further, on October 22, 2024, funds affiliated with RTW provided notice of their election under the Amended and Restated RTW Side Letter to surrender 30,000 shares of our Common Stock representing $7.5 million in consideration for an additional Revenue Interest Financing Agreement. Accordingly, on October 30, 2024, the Company and the funds affiliated with RTW entered into the New RIFA. The New RIFA has substantially identical terms and conditions as the Revenue Interest Financing Agreement, as amended by the Omnibus Amendment, except that the amount of financing provided under the New RIFA is equal to the conversion amount of $7.5 million.

Research and Development Costs

We are nearing the completion of our AUDACITY clinical trial in the United States and expect our expenses to decrease significantly as we continue to make payments related to the obligations with each clinical trial site. Our clinical trial costs are dependent on, among other things, the size, number, and length of our clinical trial.

Other Capital Requirements

We enter into agreements in the normal course of business with various vendors, which are generally cancelable upon notice. Payments due upon cancellation typically consist only of payments for services provided or expenses incurred, including non-cancelable obligations of service providers, up to the date of cancellation.

Cash Flows

The following table sets forth a summary of cash flows for the periods presented:

	Six Months Ended June 30,
(In thousands)	2025	2024
Net cash used in operating activities	$(17,082)	$(17,563)
Net cash used in investing activities	—	(539)
Net cash provided by (used in) financing activities	14,428	(673)

Net decrease in cash and cash equivalents, and restricted cash	$(2,654)	$(18,775)

Net Cash Used in Operating Activities

Six Months Ended June 30, 2025

During the six months ended June 30, 2025, operating activities used $17.1 million of cash resulting from a net loss of $10.8 million (as restated) and net cash used from changes in our operating assets and liabilities of $7.0 million, partially offset by non-cash charges of $0.7 million (as restated).

Non-cash income consisted of $7.7 million of mark to market adjustments related to our warrant liabilities, $1.6 million of interest paid on debt recorded at fair value, $1.0 million of income related to the change in fair value of our earn-out liabilities, and $0.9 million other noncash items. This non-cash income was more than offset by a $3.8 million loss (as restated) related to the change in fair value of our Revenue Interest Financing and PIPE Conversion Option, $1.9 million of stock-based compensation expenses, $1.1 million of issuance costs related to warrants, a $1.2 million loss (as restated) related to the change in fair value of our convertible debt, $0.9 million change in the fair value of the Share Obligation, $0.7 million loss on the extinguishment of debt, $0.8 million provision for uncollectible accounts, $0.6 million of depreciation and amortization expense, $0.4 million provision for inventory, and $0.4 million of non-cash lease expense.

Net cash provided by changes in our operating assets and liabilities consisted of a $1.4 million decrease in accounts receivable, and a $0.2 million decrease in prepaid expenses, other current and long-term assets, partially offset by a net $7.1 million decrease in accounts payable, accrued expenses and other current liabilities, a $0.8 million increase in inventory, and a $0.5 million decrease in our lease liabilities.

The decrease in accounts receivable was the result of an increase in cash collections and decrease in revenue. The net decrease in accounts payable, accrued expenses and other current liabilities was primarily related to decreased expenses and timing of payments. The increase in inventory was primarily related to a decrease in sales compared to forecast and an increase in device and subassemblies inventory.

Six Months Ended June 30, 2024 (Restated)

During the six months ended June 30, 2024, operating activities used $17.6 million of cash resulting from a net loss of $6.3 million (as restated), non-cash income of $12.8 million (as restated), partially offset by net cash provided by changes in our operating assets and liabilities of $1.5 million.

Non-cash income consisted of $19.9 million of income related to the change in fair value of our earn-out liabilities, $8.1 million of income (as restated) related to the change in fair value of our convertible debt, $4.5 million of mark to market adjustments related to our warrant liabilities, $1.9 million of income related to the change in fair value of our term loan derivative liability, $1.4 million of debt issuance costs associated with debt at fair value, and $1.1 million of interest paid on debt recorded at fair value. This non-cash income was partially offset by a $8.7 million loss on the extinguishment of our Fortress Term Loan, an $8.1 million loss (as restated) related to the change in fair value of the Revenue Interest Financing and PIPE Conversion Option, $1.5 million of non-cash interest expense, $1.4 million of stock-based compensation expenses, $0.6 million of depreciation and amortization expense, $0.4 million of non-cash lease expense, $0.4 million of unrealized loss on foreign exchange, and a $0.4 million provision for inventory.

Net cash provided by changes in our operating assets and liabilities consisted of a $4.4 million decrease in accounts receivable, a $1.0 million decrease in inventory, and a $0.7 million decrease in prepaid expenses, other current and long-term assets, partially offset by a net $4.2 million decrease in accounts payable, accrued expenses and other current liabilities and a $0.4 million decrease in our lease liabilities.

The decrease in accounts receivable was the result of an increase in cash collections and decrease in revenue. The decrease in inventory was primarily related to a decrease in finished goods and work in progress. The decrease in prepaid expenses, other current and long-term assets was primarily related to a decrease in prepaid inventory and payroll deposits. The net decrease in accounts payable, accrued expenses and other current liabilities was primarily related to decreased expenses and timing of payments.

Net Cash Used in Investing Activities

Six Months Ended June 30, 2025 and 2024

During the six months ended June 30, 2025 and June 30, 2024, cash used in investing activities was zero and $0.5 million, respectively, consisting of purchases of property and equipment.

Net Cash Provided by (Used in) Financing Activities

Six Months Ended June 30, 2025 and 2024

During the six months ended June 30, 2025, cash provided by financing activities was $14.4 million, consisting of a $13.7 million proceeds from public offerings, net of issuance costs and a $0.7 million of proceeds from our equity line financing.

During the six months ended June 30, 2024, cash used in financing activities was $0.7 million, consisting of a $47.7 million repayment of the Fortress Term Loan and a $1.4 million payment of debt issuance costs, partially offset by $48.0 million in proceeds from the issuance of convertible notes and $0.4 million of proceeds from our equity line financing.

Critical Accounting Policies and Estimates

Our condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our condensed consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our condensed consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

There have been no material changes in our critical accounting policies and significant judgments and estimates as compared to those disclosed in “Part II, Item 7-Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K. See Note 3, Summary of Significant of Accounting Policies in the accompanying notes to the condensed consolidated financial statements included in Part 1, Item 1 of this Quarterly Report on Form 10-Q for additional details of our accounting policies.

Recent Accounting Pronouncements

See Note 3, Summary of Significant of Accounting Policies in the accompanying notes to the consolidated financial statements included in Part 1, Item 1 of this Quarterly Report on Form 10-Q for a description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations or cash flows.

Emerging Growth Company and Smaller Reporting Company

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that (i) we are no longer an emerging growth company or (ii) we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, which allows us to take advantage of certain exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of the shares of our Common Stock held by non-affiliates exceeds $250 million as of the prior June 30, and (ii) our annual revenue exceeded $100 million during such completed fiscal year or the market value of the shares of our Common Stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

We had cash and cash equivalents totaling $12.7 million at June 30, 2025. Cash equivalents were invested primarily in money market funds. Our investment policy is focused on the preservation of capital and supporting our liquidity needs. Under our investment policy, we invest in highly rated securities, issued by the U.S. government or liquid money market funds. We do not invest in financial instruments for trading or speculative purposes, nor do we use leveraged financial instruments. We utilize external investment managers who adhere to the guidelines of our investment policy. A hypothetical 10% change in interest rates would not have a material impact on the value of our cash, cash equivalents, net loss or cash flows.

As of June 30, 2025, we had no variable rate debt outstanding.

Foreign Currency Exchange Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include transaction gains and losses associated with transactions denominated in currencies other than a location’s functional currency and the remeasurement of foreign currencies to our U.S. dollar reporting currency. As such, we have exposure to adverse changes in exchange rates associated with operating expenses of our foreign operations. Transaction gains or losses are included in other income (expense), net in the consolidated statements of operations, as incurred.

We believe that a 10% increase or decrease in current exchange rates between the U.S. dollar and our foreign currencies could have a material impact on our business, financial condition or results of operations. Our primary exposures related to foreign currency denominated sales and expenses are in Europe and we also have exposure in the Middle East and the Asia-Pacific region, and are monitoring potential developing exposure in the Latin American, Canadian and African markets.

To date, we have not engaged in any foreign currency hedging activities. As our international operations grow, we will continue to reassess our approach to managing the risks relating to fluctuations in foreign currency exchange rates. During the six months ended June 30, 2025, the effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts would have had an impact of approximately 5% on revenues and 4% on expenses and would have impacted our net income by approximately 3%. During the six months ended June 30, 2024, the effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts would have had an impact of approximately 7% on revenues and 3% on expenses and would have impacted our net loss by approximately 6%.

Item 4. Controls and Procedures.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer, who is our principal executive officer and principal financial officer, has reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this Quarterly Report on Form 10-Q. As described in the Explanatory Note to this Form 10-Q, while preparing its unaudited condensed consolidated financial statements for the quarter ended June 30, 2025, the Company identified an Error which led to the restatement of certain of the Company’s historical consolidated financial statements. The Company’s management determined that the Error and the related restatements were the result of the existing material weaknesses in the Company’s internal control over financial reporting described above. The Company determined that the Error originated from the lack of sufficient levels of staff with public company and technical accounting experience to maintain proper control activities and perform risk assessment and monitoring activities.

Based on that review and evaluation, which included the Error and the related restatements, the Chief Executive Officer has concluded that the Company’s disclosure controls and procedures were not effective as of June 30, 2025 as a result of the material weaknesses in our internal control over financial reporting discussed below.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting that we are currently working to remediate, which relate to: (a) insufficient segregation of duties in the financial statement close process; (b) a lack of sufficient levels of staff with public company and technical accounting experience to maintain proper control activities and perform risk assessment and monitoring activities; and (c) insufficient information systems controls, including access and change management controls. We have concluded that these material weaknesses in our internal control over financial reporting occurred because we did not have the necessary business processes, personnel and related internal controls to operate in a manner to satisfy the accounting and financial reporting timeline requirements prior to being a public company.

We are focused on designing and implementing effective internal controls measures to improve our evaluation of disclosure controls and procedures, including internal control over financial reporting, and remediating the material weaknesses. In order to remediate these material weaknesses, we have taken and plan to take the following actions:

•	hired and planned continued hiring of additional accounting staff with public company experience,

•	implemented a new enterprise resource planning system to replace the prior enterprise resource planning system,

•	implementation of additional review controls and processes requiring timely account reconciliation and analyses of certain transactions and accounts, and

•	hired a national accounting firm to assist in the design and implementation of controls and remediation of controls gaps.

While significant progress has been made to enhance our internal control over financial reporting, we are still in the process of building and enhancing our processes, procedures, and controls. Additional time is required to complete the remediation of these material weaknesses and the assessment to ensure the sustainability of these remediation actions. We believe the above actions, when complete, will be effective in the remediation of the material weaknesses described above.

Changes in Internal Control Over Financial Reporting

During the most recently completed fiscal quarter, there has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

PART II-OTHER INFORMATION

Item 1. Legal Proceedings.

From time to time, we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Except as described below, we are not currently a party to any material legal proceedings. Regardless of outcome, such proceedings or claims can have an adverse impact on the Company because of defense and settlement costs, diversion of resources and other factors, and there can be no assurances that favorable outcomes will be obtained.

On August 12, 2025, Vanderbilt University Medical Center (“Vanderbilt”) filed a complaint against the Company in the United States District Court for the Middle District of Tennessee, captioned Vanderbilt University Medical Center v. Allurion Technologies, Inc., d/b/a Allurion. Vanderbilt’s complaint alleges that the Company breached the Clinical Trial Agreement, dated June 30, 2022, by and between the Company and Vanderbilt, related to the clinical trial for the Allurion Balloon by failing to reimburse medical expenses incurred in treating a patient enrolled in such trial at Vanderbilt. Vanderbilt is seeking damages of approximately $2.5 million. The Company intends to defend against such claims vigorously, but cannot assure you that it will be successful in prevailing in such proceeding or that it will not incur material costs in defending against such allegations.

Item 1A. Risk Factors.

Information regarding risk factors appears in Part I, Item 1A. “Risk Factors” of our Annual Report on Form 10-K. Except as set forth below, there have not been any material changes from the risk factors set forth in our Annual Report on Form 10-K. In addition to the matters set forth herein, investors should review the risks factors and other information provided in the Annual Report on Form 10-K prior to making an investment in the Company. Our business, financial condition and operating results can be affected by a number of factors, whether currently known or unknown, including but not limited to those described in the Annual Report on Form 10-K, any one or more of which could, directly or indirectly, cause our actual financial condition and operating results to vary materially from past, or from anticipated future, financial conditions and operating results. Any of these factors, in whole or in part, could materially and adversely affect our business, financial condition, operating results and stock price.

Our strategic restructuring and cash preservation activities, including the reduction in force, may not result in anticipated savings, could result in total costs and expenses that are greater than expected and could disrupt our business.

In August 2025, we implemented a strategic restructuring, including a reduction in force. In connection with the reduction in force, we expect to incur costs of approximately $1.5 million, which are primarily one-time severance benefits. We may not realize, in full or at all, the anticipated benefits, savings and improvements in our cost structure from our restructuring efforts due to unforeseen difficulties, delays or unexpected costs. If we are unable to realize the expected operational efficiencies and cost savings from the restructuring, our operating results and financial condition would be adversely affected. Furthermore, our reduction in force may be disruptive to our operations. For example, headcount reductions could yield unanticipated consequences, such as increased difficulties in implementing our business strategy, including retention of remaining employees.

Due to our limited resources, we may not be able to effectively manage our operations, which may result in weaknesses in our infrastructure, risks that we may not be able to comply with legal and regulatory requirements, and loss of employees and reduced productivity among remaining employees. For example, our limited resources and workforce reduction may negatively impact our R&D and clinical trial activities or expose us to cybersecurity risks, which could result in unexpected costs and expenses and have a material adverse effect on our business, financial condition and prospects.

The U.S. Congress, the presidential administration, or any new administration may make substantial changes to fiscal, tax, and other federal policies that may adversely affect our business.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service (“IRS”) and the U.S. Treasury Department. For example, the One Big Beautiful Bill Act (“OBBBA”) was signed into law on July 4, 2025 and made significant changes to U.S. federal tax law. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. For example, under Section 174 of the IRC, in taxable years beginning after December 31 2021, expenses that are incurred for research and development performed outside the U.S. will be capitalized and amortized, which may have an adverse effect on our cash flow. The OBBBA provides that for taxable years beginning after December 31, 2024, expenses that are incurred for research and development performed in the U.S. may, at the taxpayer’s election, be immediately deducted or capitalized and amortized. In addition, the OBBBA provides that for taxable years beginning after December 31, 2021 and before January 1, 2025, certain eligible taxpayers generally may elect to retroactively deduct expenses for research and development performed in the U.S. in such taxable years generally may elect to accelerate and deduct the remaining unamortized amounts of such research and development expenses (i) in the first taxable year beginning after December 31, 2024, or (ii) ratably over the two-taxable year period beginning with the first taxable year beginning after December 31 2024. In recent years, many changes to tax laws have been made and changes are likely to continue to occur in the future.

In addition, since the start of the new administration in 2025, United States policy changes have been implemented at a rapid pace and additional changes are likely. Changes to United States policy implemented by the U.S. Congress, the presidential administration or any new administration have impacted and may in the future impact, among other things, the United States and global economy, international trade relations, unemployment, immigration, health care, taxation, the United States regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, such changes could adversely affect our business. Until we know what policy changes are made, whether those policy changes are challenged and subsequently upheld by the court system and how those changes impact our business and the business of our competitors over the long term, we will not know if, overall, we will benefit from them or be negatively affected by them.

Item 2. Unregistered Sales of Equity Securities, Use of Proceeds, and Issuer Purchases of Equity Securities

Unregistered Sales of Equity Securities, Use of Proceeds

Not applicable.

Issuer Purchases of Equity Securities

Not applicable.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

(c) None of our directors or “officers,” as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, adopted or terminated a Rule 10b5-1 trading plan or arrangement or a non-Rule 10b5-1 trading plan or arrangement, as defined in Item 408(c) of Regulation S-K, during the fiscal quarter covered by this Quarterly Report on Form 10-Q.

Item 6. Exhibits.

The following list of exhibits includes exhibits submitted with this Quarterly Report on Form 10-Q as filed with the SEC and those incorporated by reference to other filings.

Exhibit Number	Description	Incorporated by Reference herein from - Form or Schedule	File Number	Exhibit	Filed Date

3.1	Amended and Restated Certificate of Incorporation of Allurion Technologies, Inc. (f/k/a Allurion Technologies Holdings, Inc.)	8-K	001-41767	3.1	August 7, 2023

3.2	Bylaws of Allurion Technologies, Inc. (f/k/a Allurion Technologies Holdings, Inc.)	8-K	001-41767	3.2	August 7, 2023

4.1	Warrant Agreement, dated February 4, 2021, between Compute Health Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent.	8-K	001-40001	4.1	February 9, 2021

4.2	Amendment to Warrant Agreement, dated August 1, 2023, by and between Compute Health and Continental Stock Transfer & Trust Company.	8-K	001-41767	4.2	August 7, 2023

4.3	Warrant Assignment, Assumption and Amendment Agreement, dated August 1, 2023, by and among Compute Health Acquisition Corp., New Allurion Holdings, Inc., and Continental Stock Transfer & Trust Company.	8-K	001-41767	4.3	August 7, 2023

4.4	Form of Public Warrant.	8-K	001-41767	4.1	July 1, 2024

4.5	Form of Private Placement Warrant.	8-K	001-41767	4.2	July 1, 2024

4.6	Form of Common Warrant (January 2025)	8-K	001-41767	4.1	January 28, 2025

4.7	Form of Common Warrant (February 2025)	8-K	001-41767	4.1	February 21, 2025

4.8	Form of Private Placement Warrant (February 2025)	8-K	001-41767	4.2	February 21, 2025

10.1	Second Amendment to Note Purchase Agreement, dated as of April 15, 2025, by and among Allurion Technologies, Inc., the purchasers party thereto, and RTW Investments, L.P. as agent for the purchasers.	8-K	001-41767	10.1	April 17, 2025

10.2*	Eighth Amendment to 11 Huron Lease, dated as of June 20, 2025, by and between Allurion Technologies, Inc. and Legacy Huron, LLC.

31.1*	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.
**	Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Allurion Technologies, Inc.

Date: August 19, 2025	By:	/s/ Shantanu Gaur
Shantanu Gaur
Chief Executive Officer and President